UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   August 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Interim Results announcement dated 5 August 2004


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                                  BARCLAYS PLC

                    INTERIM ANNOUNCEMENT OF RESULTS FOR 2004

                                                               PAGE
Summary                                                         1
Financial highlights                                            3
Half-year review                                                4
Consolidated profit and loss account                            6
Consolidated balance sheet                                      7
Financial review                                                8
Additional information                                          47
Notes                                                           50
Consolidated statement of changes in shareholders' funds        61
Statement of total recognised gains and losses                  62
Summary consolidated cashflow statement                         63
Average balance sheet and net interest income                   64
Other information                                               66
Index                                                           69

The information in this announcement, which was approved by the Board of Directors on 4th August 2004, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the "Act"). Statutory accounts for the year ended 31st December 2003, including the Group's Annual Report on Form 20-F to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Act and did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

Comparative figures have been restated for the changes in accounting policy and presentation detailed on page 49.

In this document the profit and loss analysis compares, unless stated otherwise, the half-year to 30th June 2004 to the corresponding period of 2003. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2003. Average balance sheet comparisons relate the half-year to 30th June 2004 to the corresponding period of 2003.


   BARCLAYS PLC, 54 LOMBARD STREET, LONDON EC3P 3AH, TELEPHONE 020 7699 5000,
                               COMPANY NO. 48839.




                             BARCLAYS PLC - SUMMARY

              RESULTS FOR SIX MONTHS TO 30TH JUNE 2004 (UNAUDITED)


Group Results
                                        Half-year ended
                                    30.06.04     30.06.03   % Change
                                        GBPm         GBPm
Operating income                       6,852        5,993         14

Operating expenses                    (3,911)      (3,387)        15

Provisions for bad and doubtful         (589)        (652)       (10)
debts

Profit before tax                      2,411        1,963         23

Profit after tax                       1,736        1,396         24

Economic profit                        1,054          745         41

Earnings per share                     26.7p        21.3p         25

Dividend per share                     8.25p        7.05p         17

Post-tax return on average
shareholders' funds                    20.4%        17.7%


Summary of business performance1
                                        GBPm         GBPm   % Change

UK Banking                             1,217        1,149          6

Private Clients and International        196          129         52

Barclaycard                              428          387         11

Barclays Capital                         599          438         37

Barclays Global Investors                157           91         73



1 Comprises profit on ordinary activities before tax excluding goodwill and exceptional items.




"Barclays had a record half year with all businesses delivering higher profits. Good progress in our core UK businesses and excellent performances in our global product businesses demonstrate the benefits of our distinctive portfolio."

                   Matthew W. Barrett, Group Chief Executive

Performance Summary

- Group performance was very strong:

      -  profit before tax up 23% to GBP2,411m
      -  earnings per share up 25% at 26.7p
      -  dividend per share up 17% to 8.25p
      -  return on equity of 20.4%

- All businesses had higher profits, demonstrating good progress across the whole portfolio.

- Income growth was particularly strong, up 14%, with good broad based contributions by business and by income type.

- Expenses increased broadly in line with income growth with the majority of the increase attributable to increased variable performance based compensation costs and to higher levels of investment spend.

- Provisions fell 10% to GBP589m reflecting a decline in non-performing loans and potential problem loans.

- Delinquency and arrears experience in the UK retail businesses remained stable.

- The core UK businesses performed well with good profit generation despite absorbing considerable investment in infrastructure and in additional customer facing staff.

- The global product businesses performed very strongly demonstrating the success of prior period investments.

- The integrations of the acquisitions of Charles Schwab Europe, and Clydesdale Financial Services, made during 2003, have been completed. The integrations of Banco Zaragozano and Gerrard are progressing well and are ahead of schedule.

- Balance sheet growth reflects higher levels of customer activity across the Group.

- Group net interest margin of 2.56% was almost identical to the margin of 2.57% in the second half of 2003 and 10 basis points lower than the first half of 2003.

- The Group's capital position remained healthy. Almost GBP1.5bn was returned to shareholders through the final dividend for 2003 and share buybacks of GBP600m.

- The Group continues to be well positioned for growth across its portfolio of businesses.




                        FINANCIAL HIGHLIGHTS (UNAUDITED)

                                               Half-year ended
                                         30.06.04     31.12.03     30.06.03
RESULTS                                      GBPm         GBPm         GBPm
Net interest income                         3,341        3,368        3,236
Non-interest income                         3,511        3,050        2,757
Operating income                            6,852        6,418        5,993
Operating expenses                         (3,911)      (3,866)      (3,387)
Provisions for bad and doubtful debts        (589)        (695)        (652)
Provisions for contingent liabilities
and commitments                                 -            1            -
Operating profit                            2,352        1,858        1,954
Profit from joint ventures and
associated undertakings                        14           19           10
Exceptional items                              45            5           (1)
Profit before tax                           2,411        1,882        1,963
Profit after tax                            1,736        1,373        1,396
Profit attributable to shareholders         1,716        1,361        1,383
Economic profit                             1,054          685          745

BALANCE SHEET
Shareholders' funds                        16,934       16,374       15,957
Loan capital                               12,468       12,339       12,553
Total capital resources                    29,580       28,996       28,703
Total assets                              497,994      443,262      446,624
Weighted risk assets                      203,333      188,997      181,414

PER ORDINARY SHARE                              p            p            p
Earnings                                     26.7         21.0         21.3
Dividend                                     8.25        13.45         7.05
Net asset value                             262.7        249.5        243.7

PERFORMANCE RATIOS                              %            %            %
Post-tax return on average shareholders'     20.4         16.4         17.7
funds

CAPITAL RATIOS                                  %            %            %
Equity Tier 1 ratio                           6.4          6.5          6.9
Tier 1 ratio                                  7.7          7.9          8.4
Risk asset ratio                             12.2         12.8         13.2

GROUP YIELDS, SPREADS & MARGINS                 %            %            %
Gross yield                                  4.95         4.84         5.00
Interest spread                              2.26         2.29         2.37
Interest margin                              2.56         2.57         2.66

ECONOMIC DATA
Period end - US$/GBP                         1.81         1.78         1.65
Average - US$/GBP                            1.82         1.64         1.61
Period end - EUR/GBP                         1.49         1.41         1.44
Average - EUR/GBP                            1.48         1.45         1.46
FTSE 100 index period end                   4,464        4,477        4,031
FTSE 100 index average                      4,468        4,051        3,844






                                HALF-YEAR REVIEW

Barclays had a record half year with all businesses delivering higher profits. Good progress in our core UK businesses and excellent performances in our global product businesses demonstrate the benefits of our distinctive portfolio.

Financial performance was very strong. Profit before tax increased 23% to GBP2,411m (2003: GBP1,963m). Earnings per share rose 25% to 26.7p (2003: 21.3p).
We have increased the interim dividend by 17% to 8.25p (2003: 7.05p).

Income increased 14% to GBP6,852m (2003: GBP5,993m). Net revenue (operating income less provisions) rose 17%. The income contributions were broadly based - by business and by income type - and reflected the return on the investment made in prior years. Customer activity levels were higher, and we achieved good new customer flows across the portfolio of businesses.

Costs in the first half were GBP3,911m (2003: GBP3,387m) and grew broadly in line with income. The majority of the cost growth was attributable to higher variable costs consequent on good financial performance and increased investment spend. At our results in February 2004, we said we expected to accelerate the pace of implementation of our organic growth plans, in particular in Barclays Capital and Barclaycard International, and we have done so.

Credit quality remained good, with provisions falling 10% to GBP589m (2003:
GBP652m). The credit environment in wholesale improved significantly relative to 2003 whilst retail remained benign. Delinquency trends across our UK retail businesses continued to be very stable.

In our core UK Banking franchise, we made good progress with increased investment in customer facing staff and systems being paid for by good cost discipline elsewhere and by new efficiencies identified from the merger of the UK Retail Banking and UK Business Banking businesses.

Private Clients performed strongly, assisted by recent acquisitions and provided evidence that we have seen the beginning of a recovery in this business. Customer activity was higher across private banking, stockbrokers and investment services, underpinned by better market conditions and improved investor confidence.

International, our non UK retail and commercial business, performed strongly. The merger of Banco Zaragozano with Barclays Spain is ahead of schedule. We expect to achieve synergies earlier than planned, and at lower cost. Underlying performance across the Spanish business was strong.

Our global product businesses - Barclaycard, Barclays Capital and Barclays Global Investors - delivered a very good performance.

Barclaycard continued to achieve good financial results. The business coped well with the headwinds of higher interest rates, vigorous competition and continued regulatory scrutiny. Barclaycard International made good progress, investing in its growth and delivering growth across all key financial measures.

Barclays Capital delivered record results for the first half including income growth of 27%. Performance was broadly based across products and geographies. We continued to invest strongly in this business, building on its strong track record.

Barclays Global Investors had an excellent first half performance. With over US$1.1 trillion of assets under management, it continued to benefit from strong flows of net new assets, growth in higher margin products and continued good investment performance.

We made excellent progress relative to the economic profit performance goal for the 2004 to 2007 period: economic profit was GBP1,054m. This was some 41% ahead of the prior year period, and significantly exceeded the rate of growth we need to hit our goal over time. However, although it is still early in the new goal period, the combination of strong economic profit performance, healthy dividend growth and an active share buy back programme, have not translated into correspondingly strong total shareholder return: the UK banks, Barclays included, have lagged the performance of continental European and US members of our peer group since January.

Achieving world class productivity standards across all businesses is important in delivering performance on a sustained basis. All our businesses are set targets to achieve top quartile productivity and to improve continually once this target is attained. In UK Banking, where current levels of productivity fall short of the benchmark, we expect to deliver a two percentage point improvement per annum in the cost:income ratio for each of the years 2005, 2006 and 2007. This should be achieved by progress on both income and in costs.

The economic outlook for the remainder of the year looks healthy. The world economy continues to expand briskly, with the US performing strongly, the modest recovery in the Eurozone persisting, and Asia growing well. This provides a very helpful backdrop for the UK, where growth remains above trend and is expected to continue to do so for the rest of the year. It is an encouraging environment for Barclays clients and customers.

We made good progress in implementing our future leadership strategy, and we recently announced that, with effect from 1st September 2004, Matthew Barrett will become Chairman and John Varley Group Chief Executive.

Sir Peter Middleton                                       Matthew W. Barrett
Chairman                                                  Group Chief Executive





                CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

                                              Half-year ended
                                    30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
Interest receivable                    6,463        6,334        6,093
Interest payable                      (3,122)      (2,966)      (2,857)
Net interest income                    3,341        3,368        3,236
Net fees and commissions receivable    2,378        2,233        2,030
Dealing profits                          806          524          530
Other operating income                   327          293          197
Total non-interest income              3,511        3,050        2,757
Operating income                       6,852        6,418        5,993
Administration expenses - staff       (2,397)      (2,269)      (2,026)
costs
Administration expenses - other       (1,226)      (1,312)      (1,092)
Depreciation                            (140)        (145)        (144)
Goodwill amortisation                   (148)        (140)        (125)
Operating expenses                    (3,911)      (3,866)      (3,387)
Operating profit before provisions     2,941        2,552        2,606
Provisions for bad and doubtful
debts                                   (589)        (695)        (652)
Provisions for contingent                  -            1            -
liabilities and commitments
Operating profit                       2,352        1,858        1,954
Profit from joint ventures and
associated undertakings                   14           19           10
Exceptional items                         45            5           (1)
Profit on ordinary activities
before tax                             2,411        1,882        1,963
Tax on profit on ordinary
activities                              (675)        (509)        (567)
Profit on ordinary activities after
tax                                    1,736        1,373        1,396
Minority interests: equity               (20)         (12)         (13)
Profit for the period attributable
to the members of Barclays PLC         1,716        1,361        1,383
Dividends                               (528)        (883)        (457)
Profit retained for the financial
period                                 1,188          478          926

Earnings per ordinary share             26.7p        21.0p        21.3p
Fully diluted earnings per share        26.6p        20.8p        21.3p

Post tax return on average
shareholders' funds                     20.4%        16.4%        17.7%

Dividends per ordinary share:
Interim                                 8.25p           -         7.05p
Final                                      -        13.45p           -




                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                        30.06.04   31.12.03   30.06.03
Assets:                                     GBPm       GBPm       GBPm
Cash and balances at central banks         1,829      1,726      1,717
Items in course of collection from         2,527      2,006      3,155
other banks
Treasury bills and other eligible bills    6,547      7,177      7,842
Loans and advances to banks - banking     17,577     17,254     14,937
                            - trading     59,100     44,670     52,534
                                          76,677     61,924     67,471
Loans and advances to customers
- banking                                174,180    167,858    164,912
- trading                                 72,893     58,961     59,447
                                         247,073    226,819    224,359
Debt securities                          117,387     97,393    100,122
Equity shares                              9,365      7,859      5,157
Interests in joint ventures and              429        428        454
associated undertakings
Intangible fixed assets - goodwill         4,263      4,406      3,867
Tangible fixed assets                      1,746      1,790      1,572
Other assets                              22,240     23,657     23,266
                                         490,083    435,185    438,982
Retail life-fund assets attributable to    7,911      8,077      7,642
policyholders
Total assets                             497,994    443,262    446,624

Liabilities:
Deposits by banks - banking               62,905     57,641     51,357
                  - trading               52,931     36,451     41,844
                                         115,836     94,092     93,201
Customer accounts - banking              162,830    155,814    153,893
                  - trading               43,374     29,054     44,223
                                         206,204    184,868    198,116
Debt securities in issue                  55,280     49,569     48,431
Items in course of collection due to
other banks                                1,442      1,286      1,662
Other liabilities                         81,741     76,374     68,869
Undated loan capital - non-convertible 6,233 6,310 6,570 Dated loan capital - convertible to
preference shares                             15         17         11
Dated loan capital - non-convertible       6,220      6,012      5,972
                                         472,971    418,528    422,832

Minority interests and shareholders'
funds:
Minority interests: equity                   178        283        193
Called up share capital                    1,613      1,642      1,638
Reserves                                  15,321     14,732     14,319
Shareholders' funds: equity               16,934     16,374     15,957
                                          17,112     16,657     16,150
                                         490,083    435,185    438,982
Retail life-fund liabilities               7,911      8,077      7,642
attributable to policyholders
Total liabilities and shareholders'      497,994    443,262    446,624
funds





                                FINANCIAL REVIEW

Results by nature of income and expense

                                              Half-year ended
Net interest income                 30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
Interest receivable                    6,463        6,334        6,093
Interest payable                      (3,122)      (2,966)      (2,857)
                                       3,341        3,368        3,236

Group net interest income increased 3% (GBP105m) to GBP3,341m (2003: GBP3,236m), reflecting growth in balances which more than offset a 10 basis points fall in the Group net interest margin to 2.56%. The Group net interest margin versus the second half of 2003 was stable.

The Group net interest margin of 2.56% (2003: 2.66%) includes 0.45% (2003:
0.50%) arising from the benefit of free funds. A component of the benefit of free funds is the structural hedge against short-term interest rate movements. As expected, the contribution of the structural hedge has decreased to 0.16% (2003: 0.21%) largely due to the impact of higher short term interest rates.

Group average  interest  earning  assets  increased  GBP17bn to GBP261bn  (2003:
GBP244bn). Domestic average interest earning assets increased GBP15bn to GBP173bn (2003: GBP158bn). This reflected an increase of GBP9bn in Barclays Capital and a GBP5bn increase in UK Banking. International average interest earning assets increased GBP2bn to GBP88bn (2003: GBP86bn), primarily attributable to the inclusion of Banco Zaragozano.

The domestic net interest margin fell 24 basis points to 3.43% (2003: 3.67%), with a significant majority of the move attributable to the increased proportion of wholesale assets in the domestic balance sheet and the impact of the structural hedge. The remainder reflected increased margins in retail savings and UK Business Banking lending, which were broadly offset by a decline in mortgage and credit card margins as a result of interest rate rises.

The international net interest margin improved by 5 basis points to 0.85% (2003:
0.80%) largely due to a change in the mix, in particular in the Barclays Capital portfolio.

The Group net interest margin was impacted by the factors described above with the reduction partially mitigated by an increase in the proportion of domestic interest earning assets.






Yields, spreads and margins - banking business1

                                                  Half-year ended
                                        30.06.04     31.12.03     30.06.03
Gross yield2                                   %            %            %
Group                                       4.95         4.84         5.00
Domestic                                    5.63         5.40         5.75
International                               3.62         3.85         3.64

Interest spread3
Group                                       2.26         2.29         2.37
Domestic                                    3.04         3.28         3.29
International                               0.78         0.64         0.72

Interest margin4
Group                                       2.56         2.57         2.66
Domestic                                    3.43         3.61         3.67
International                               0.85         0.74         0.80

Average UK base rate                        4.06         3.59         3.80

1 Domestic business is conducted primarily in the UK in Sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, some international business is transacted in the UK by Barclays Capital.

The yields, spreads, and margins shown above exclude non-margin related items, including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.

2 Gross yield is the interest rate earned on average interest earning assets.

3 Interest spread is the difference between the interest rate earned on average interest earning assets and the interest rate paid on average interest bearing liabilities.

4 Interest margin is net interest income as a percentage of average interest earning assets.

Average interest earning assets and liabilities - banking business

                                                  Half-year ended
                                        30.06.04     31.12.03     30.06.03
Average interest earning assets             GBPm         GBPm         GBPm
Group                                    261,310      261,807      243,668
Domestic                                 172,823      167,303      157,565
International                             88,487       94,504       86,103

Average interest bearing liabilities
Group                                    232,638      232,850      216,707
Domestic                                 146,413      141,082      132,796
International                             86,225       91,768       83,911





Net fees and commissions
                                              Half-year ended
                                        30.06.04     31.12.03     30.06.03
                                            GBPm         GBPm         GBPm
Fees and commissions receivable            2,720        2,598        2,298
Less: fees and commissions payable          (342)        (365)        (268)
                                           2,378        2,233        2,030

Group net fees and  commissions  increased  17%  (GBP348m) to  GBP2,378m  (2003:
GBP2,030m), reflecting increases in all businesses.

Fees and commissions receivable rose 18% to GBP2,720m (2003: GBP2,298m) driven by increases in: Barclays Global Investors, reflecting very strong business growth; Barclays Capital, consequent on improved client activity; and Private Clients, as a result of stronger business volumes and better market levels as well as the impact of acquisitions. Strong growth was also achieved in UK Banking and in Barclaycard.

Fees and commissions payable increased 28% to GBP342m (2003: GBP268m). This was primarily driven by an increase in fees and commissions payable in Barclaycard, reflecting higher business volumes in cards and loans.

Dealing profits
                                              Half-year ended
                                    30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
Rates related business                   698          460          449
Credit related business                  108           64           81
                                         806          524          530

Almost all the Group's dealing profits are generated in Barclays Capital.

Dealing profits grew 52% to GBP806m (2003: GBP530m) with very strong performances in the Rates and Credit businesses. This was driven by higher volumes of client led activity across a broad range of products, the benefits of recent headcount investments in product depth and geographical reach and reflected the level of average Daily Value at Risk (DVaR). The very strong growth in the Rates businesses was across fixed income, equity related activities and commodities. The performance in the Credit businesses reflected an increase in the contribution from credit derivatives.

Total foreign exchange income was GBP260m (2003: GBP277m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Banking, Private Clients and International and Barclaycard, both externally and within Barclays Capital, is reported in those business units, within fees and commissions.



Other operating income
                                              Half-year ended
                                    30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
Premium income on insurance
underwriting                             128          156          108
Profits on disposal of investment
securities                                67           18           55
Income from the long term assurance
business                                  (3)          (2)         (31)
Property rentals                           5            6            9
Dividend income from equity shares         6            3            3
Other income                             124          112           53
                                         327          293          197

Other operating income increased 66% (GBP130m) to GBP327m (2003: GBP197m).

Income on insurance underwriting rose by GBP20m to GBP128m (2003: GBP108m) as a result of income from increased consumer lending activities and a favourable claims experience.

The increase in profits on disposal of investment securities and other income includes the effects of realisations in the private equity business and in structured capital markets within Barclays Capital.

Virtually all of the Group's long term assurance activity is based in the UK. This UK business, which closed to new business following the formation of the strategic alliance with Legal and General in 2001, was the main contributor to the loss of GBP3m for the first half of 2004 and the losses experienced in 2003. The result for 2004 included costs of redress for customer claims in respect of endowment policies of GBP33m (2003: GBP50m).





Operating expenses

The Group manages core costs on the basis of three specific categories: business as usual, revenue related and strategic investment. Revenue related costs are costs that are directly associated with a corresponding change in revenue or profits. Strategic investment costs are costs that can generate or enable new revenue streams or definable growth in a revenue stream, or generate or enable reduced costs. Acquisition and disposal costs are those expenses incurred in 2004 or 2003 by those businesses that were purchased or sold by the group in 2004 or 2003. Restructuring costs and goodwill amortisation are reported separately.

The Group's expenses are summarised in the following table:

                                              Half-year ended
                                    30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
Business as usual costs                2,755        2,744        2,572
Revenue related costs                    596          528          454
Strategic investment costs               216          247          145
Acquisitions and disposals               132           72           17
Restructuring costs                       64          135           74
Goodwill amortisation                    148          140          125
                                       3,911        3,866        3,387

Operating expenses rose 15% (GBP524m) to GBP3,911m (2003: GBP3,387m). Against the second half of 2003 operating expenses were up 1% (GBP45m).

Business as usual costs increased 7% (GBP183m) to GBP2,755m (2003: GBP2,572m), reflecting higher business volumes and increased investment. In addition, costs associated with the implementation of regulatory and legislative programmes, including Mortgages and General Insurance, International Financial Reporting Standards, Basel II and Sarbanes Oxley, represented GBP41m of the increase.

Revenue related costs rose 31% (GBP142m) to GBP596m (2003: GBP454m) driven largely by increased performance related payments primarily in Barclays Capital and Barclays Global Investors.

Strategic investment costs increased 49% (GBP71m) to GBP216m (2003: GBP145m). This reflected increased spend in Barclays Capital, due to the impact of continued investment in product, client coverage and distribution capabilities, and, in UK Retail Banking, reflecting investment in the business infrastructure.

Acquisitions and disposals costs reflect the acquisitions of Charles Schwab Europe, Clydesdale Financial Services, Banco Zaragozano and Gerrard in 2003.





Administrative expenses - staff costs
                                                Half-year ended
                                      30.06.04     31.12.03     30.06.03
                                          GBPm         GBPm         GBPm
Salaries and accrued incentive
payments                                 1,954        1,810        1,631
Social security costs                      167          148          130
Pension costs                               75           83           97
Post-retirement health care                 10           10           9
Other staff costs                          191          218          159
                                         2,397        2,269        2,026

                                      30.06.04     31.12.03     30.06.03
Number of staff at period end:
UK Banking                              40,700       41,000       42,300
UK Retail Banking                       33,500       34,000       35,100
UK Business Banking                      7,200        7,000        7,200
Private Clients and International       19,100       19,000       17,000
Private Clients                          7,100        6,900        6,200
International                           12,000       12,100       10,800
Barclaycard                              6,600        6,200        5,900
Barclays Capital                         6,900        5,800        5,500
Barclays Global Investors                1,900        2,000        2,000
Head office functions and other
operations                               1,000          800          900
Total Group permanent and contract
staff worldwide                         76,200       74,800       73,600
Temporary and agency staff worldwide     5,600        4,100        3,800
Total including temporary and agency    81,800       78,900       77,400
staff

Staff costs increased by 18% (GBP371m) to GBP2,397m (2003: GBP2,026m).

Salaries and accrued incentive payments rose by 20% (GBP323m) to GBP1,954m (2003: GBP1,631m) principally reflecting increased performance related payments primarily within Barclays Capital and Barclays Global Investors, the impact of the businesses acquired in 2003 and increased headcount.

Pension costs comprise all UK and international pension schemes. Included in the costs is the charge of GBP53m (2003: GBP73m) in respect of the Group's main UK pension schemes.

Staff numbers shown are on a full time equivalent basis. United Kingdom permanent and contract staff are 58,900 (31st December 2003: 58,000; 30th June 2003: 58,300).

During the first half of 2004, permanent and contract staff increased by 1,400. The implementation of restructuring programmes resulted in a decrease of 1,100 staff, but this was more than offset by the recruitment of additional staff throughout the Group. Significant areas of recruitment were Barclays Capital, to support the expansion of their business, and Barclaycard through the growth of Barclaycard International and the addition of front office staff to improve customer service in Barclaycard UK.

Head office functions and other operations includes staff undertaking activities which support the operating business and provide central information technology services and their costs are predominantly passed onto the businesses.





Administrative expenses - other

                                              Half-year ended
                                    30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
Property and equipment expenses          494          583          510
Other administrative expenses            732          729          582
                                       1,226        1,312        1,092

Administrative  expenses  - other  rose by 12%  (GBP134m)  to  GBP1,226m  (2003:
GBP1,092m) as a result of increased outsourcing, higher business activity and the impact of acquisitions.

Depreciation

                                              Half-year ended
                                    30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
Property depreciation                     42           48           45
Equipment depreciation                    97           99           97
Loss/(profit) on sale of equipment         1           (2)           2
                                         140          145          144





Provisions for bad and doubtful debts
                                               Half-year ended
                                    30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
The provisions charge for the period
in respect of bad and doubtful debts
comprises:

Specific provisions
New and increased                        836          857          771
Releases                                 (56)        (125)         (70)
Recoveries                              (115)         (51)         (62)
                                         665          681          639
General provision (release) / charge     (76)          14           13
Net charge                               589          695          652

Total provisions balances for bad
and doubtful
debts at end of the period comprise:

Specific provisions                    2,223        2,233        2,261
General provisions                       713          795          752
                                       2,936        3,028        3,013

The provisions charge decreased 10% (GBP63m) to GBP589m (2003: GBP652m) due to lower provisions charges in the corporate and wholesale businesses which reflected a fall in non-performing loans and potential problem loans. As a percentage of average banking loans and advances, the annualised provisions rate decreased to 0.60% (2003: 0.71%).

The provisions charge was higher in the retail businesses at GBP412m (2003:
GBP393m). The increase occurred mainly in Barclaycard, following high levels of new customer recruitment. The annualised retail provisions rate remained broadly stable at 0.92% of loans and advances (2003: 0.90%).

The provisions charge decreased significantly in the corporate and wholesale businesses, declining to GBP177m (2003: GBP260m). Barclays Capital provisions fell significantly. The annualised wholesale provisions rate improved to 0.34% of loans and advances (2003: 0.54%).

Total provisions balances declined slightly. Specific provisions balances were flat, but the general provisions balance decreased 10% from December 2003. The decline in the general provisions balance largely relates to the restructuring of an individual corporate exposure, where a general provision was transferred to new specific provisions. This individual transfer had no effect on the net provisions charge.





Profit from joint ventures and associated undertakings

                                              Half-year ended
                                    30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
(Loss)/profit from joint ventures         (2)           1            -
Profit from associated undertakings       16           18           10
                                          14           19           10

The majority of the profit from associated undertakings for the year relates to the investment in FirstCaribbean.

Exceptional items
                                              Half-year ended
                                    30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
Profit on disposal of associated
undertakings                              44            -            -
Profit / (loss) on disposal of             1            5           (1)
Group undertakings
                                          45            5           (1)

The profit on disposal relates mainly to the sale of Edotech, an investment in a management buy out of the former Barclays in-house statement printing operation.

Tax rate

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2004 (full year 2003: 30%). The effective rate of tax for the first half of 2004 was 28.0 % (2003: 28.9%). This is lower than the standard rate primarily due to the beneficial effects of lower tax on overseas income.



Earnings per ordinary share

                                                  Half-year ended
                                        30.06.04     31.12.03     30.06.03

Profit for the financial year
attributable to the members of Barclays
PLC                                    GBP1,716m    GBP1,361m    GBP1,383m

Weighted average number of ordinary
shares in issue                           6,421m       6,477m       6,488m
Dilutive effect of share options
outstanding                                  31m          31m          17m
Diluted weighted average number of
shares                                    6,452m       6,508m       6,505m

                                               p            p            p
Earnings per ordinary share                 26.7         21.0         21.3

Fully diluted earnings per ordinary         26.6         20.8         21.3
share

Dividends on ordinary shares

The Board has decided to pay, on 1st October 2004, an interim dividend for the six months ended 30th June 2004 of 8.25p per ordinary share, for shares registered in the books of the Company at the close of business on 20th August 2004. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2004/2005 tax year in mid-October 2004.

For qualifying US and Canadian resident ADR holders, the interim dividend of 8.25p per ordinary share becomes 33.0p per ADS (representing four shares). The ADR depositary will mail the dividend on 1st October 2004 to ADR holders on the record on 20th August 2004.

For qualifying Japanese shareholders, the interim dividend of 8.25p per ordinary share will be distributed in mid-October to shareholders on the record on 20th August 2004.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, The Causeway, Worthing BN99 6DA; or by phoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 10th September 2004 for it to be effective in time for the payment of the interim dividend on 1st October 2004. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.



Balance Sheet

Capital resources
                                    30.06.04   31.12.03   30.06.03
                                        GBPm       GBPm       GBPm
Shareholders' funds                   16,934     16,374     15,957
Minority interests                       178        283        193
                                      17,112     16,657     16,150
Loan capital                          12,468     12,339     12,553
                                      29,580     28,996     28,703

Total capital resources increased in the half-year by GBP584m.

Equity shareholders' funds increased by GBP560m, reflecting profit retentions of GBP1,188m, net proceeds of share issues of GBP22m and gains arising from transactions with third parties which are reflected in the statement of recognised gains and losses of GBP20m, offset by share repurchases of GBP600m (and a further GBP5m of costs), an increase in treasury shares of GBP22m and exchange rate losses of GBP43m.

Loan capital rose by GBP129m reflecting raisings of GBP769m, partially offset by redemptions of GBP401m, exchange rate movements of GBP238m and amortisation of issue expenses of GBP1m.




Capital ratios

Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprise:

                                    30.06.04   31.12.03   30.06.03

Weighted risk assets:                   GBPm       GBPm       GBPm
Banking book
on-balance sheet                     138,021    133,816    131,320
off-balance sheet                     23,894     22,987     22,358
Associated undertakings and joint
ventures                               3,386      2,830      2,777
Total banking book                   165,301    159,633    156,455

Trading book
Market risks                          20,338     13,861     11,336
Counterparty and settlement risks     17,694     15,503     13,623
Total trading book                    38,032     29,364     24,959
Total weighted risk assets           203,333    188,997    181,414

Capital resources:
Tier 1
Called up share capital                1,613      1,642      1,638
Eligible reserves                     15,245     14,657     14,288
Minority interests - equity              571        637        592
Reserve capital instruments 1          1,656      1,705      1,783
Tier one notes 1                         951        960      1,005
Less: goodwill                        (4,427)    (4,607)    (4,084)
Total qualifying tier 1 capital       15,609     14,994     15,222

Tier 2
Revaluation reserves                      25         25         23
General provisions                       713        795        752
Qualifying subordinated liabilities
2
Undated loan capital                   3,595      3,636      3,750
Dated loan capital                     5,773      5,652      5,448
Other                                      2          2          1
Total qualifying tier 2 capital       10,108     10,110      9,974
Tier 3: short term subordinated
liabilities2                             267        280        441

Less: Supervisory deductions
Investments not consolidated for
Supervisory purposes 3                  (923)      (979)    (1,363)
Other deductions                        (343)      (182)      (247)
                                      (1,266)    (1,161)    (1,610)
Total net capital resources           24,718     24,223     24,027

                                           %          %          %
Equity Tier 1 ratio4                     6.4        6.5        6.9
Tier 1 ratio                             7.7        7.9        8.4
Risk asset ratio                        12.2       12.8       13.2

1 Reserve capital instruments (RCIs) and tier one notes (TONs) are included in the undated loan capital in the consolidated balance sheet.
2 Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.
3 Includes GBP436m (31st December 2003: GBP478m; 30th June 2003: GBP799m) of shareholders' interest in the retail life fund.
4 Equity defined as total qualifying tier 1 capital less RCIs and TONs.


Net capital resources grew 2% (GBP0.5bn). Tier 1 capital rose by GBP0.6bn with retained profits of GBP1.2bn being partially offset by share repurchases of GBP0.6bn. Tier 2 and tier 3 capital remained broadly as reported at 31st December 2003. Supervisory deductions increased by GBP0.1bn.

Growth in net capital resources was more than offset by the impact of 8% growth (GBP14.3bn) in weighted risk assets. The increase in weighted risk assets is primarily accounted for by a rise of 30% (GBP8.7bn) in the Trading book. Banking book weighted risk assets grew 4% (GBP5.7bn).

The risk asset ratio was 12.2% (31st December 2003: 12.8%). The Tier 1 ratio was 7.7% (31st December 2003: 7.9%). The Equity Tier 1 ratio was 6.4% (31st December 2003: 6.5%).

Total assets and Weighted risk assets

The Group's balance sheet increased 12% (GBP54.7bn) to GBP498.0bn (31st December 2003: GBP443.3bn). Weighted risk assets increased 8% (GBP14.3bn) to GBP203.3bn (31st December 2003: GBP189.0bn).

UK  Banking  total  assets  increased  3% to  GBP114.7bn  (31st  December  2003:
GBP111.0bn). Weighted risk assets increased 4% to GBP87.5bn (31st December 2003:
GBP84.5bn).

UK Retail  Banking total assets  increased 1% to GBP67.5bn  (31st December 2003:
GBP67.0bn) and weighted risk assets increased 2% to GBP36.5bn (31st December 2003: GBP35.8bn). This was mainly attributable to the growth in the UK residential mortgage portfolio, up 2% to GBP60.8bn (31st December 2003:
GBP59.8bn).

UK Business  Banking total assets increased 7% to GBP47.2bn (31st December 2003:
GBP44.0bn) and weighted risk assets increased 5% to GBP51.0bn (31st December 2003: GBP48.6bn). This resulted from good growth in lending balances.

Private Clients & International total assets (excluding the assets of the closed life assurance activities) increased 5% to GBP27.3bn (31st December 2003:
GBP26.0bn), due to growth of customer loans in Iberia. Weighted risk assets increased 15% to GBP20.9bn (31st December 2003: GBP18.2bn), mainly reflecting growth in customer loans in Spain and Africa.

Barclaycard  total  assets  increased  2%  to  GBP20.7bn  (31st  December  2003:
GBP20.3bn).  Weighted risk assets increased 1% to GBP18.4bn (31st December 2003:
GBP18.3bn).

Barclays Capital total assets increased 18% to GBP317.0bn (31st December 2003:
GBP268.7bn) due to increases in government and high grade corporate debt securities, settlement balances and reverse repos. Total settlement balances increased GBP15.9bn reflecting higher volumes of government debt trading at the period end. Total weighted risk assets increased 12% to GBP72.7bn (31st December 2003: GBP65.1bn), reflecting the higher quality and lower risk weightings associated with the balance sheet growth.





Results by business

The following section analyses the Group's performance by business. From 1st January 2004, for reporting purposes, Barclays has been organised into the following business groupings:

- UK Banking, comprising
  -  UK Retail Banking
  -  UK Business Banking

- Private Clients and International, comprising
  -  Private Clients
  -  International

- Barclaycard

- Wholesale and Institutional, comprising
  -  Barclays Capital
  -  Barclays Global Investors

The Group restructure has had no impact on the Group profit and loss account as reported in the 2003 Annual Report.

The analysis of results by business excludes goodwill amortisation and exceptional items.

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising: the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business groupings, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, mortgages, Small Business and UK Premier. The bringing together of these businesses provides the opportunity to build broader and deeper relationships with both existing and new customers. Personal Customers and mortgages provide a wide range of products and services to over 14 million retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to over 565,000 small businesses. UK Premier provides banking, investment products and advice to some 270,000 mass affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to the Group's larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital.



Private Clients and International

Private Clients and International brings together Barclays wealth management operations and the Group's non-domestic retail and commercial banking activities. It is managed as two distinct businesses; Private Clients which serves affluent and high net worth clients; and International which provides banking services to personal and corporate customers internationally.

Private Clients

Private Clients serves affluent and high net worth clients, primarily in the UK and continental Europe, providing private banking, offshore banking, stockbroking and asset management services, as well as providing financial planning services to a broader customer base. It comprises the following ongoing businesses: International Banking, Private Banking, Barclays Financial Planning, Barclays Stockbrokers and the Gerrard business which was acquired in December 2003.

International

International provides a range of banking services, including current accounts, savings, investments mortgages and consumer loans to personal and corporate customers across Spain, Portugal, France, Italy, Africa and the Middle East. International also includes the results of the FirstCaribbean business, accounted for as an associated undertaking.

Barclaycard

Barclaycard is one of the leading credit card businesses in Europe. Barclaycard now incorporates all of the Group's UK unsecured and card lending products and expertise. Barclaycard works closely with the UK Retail Banking business to leverage the branch distribution capability. In addition to its operations in the United Kingdom, Barclaycard is active in Germany, Spain, Greece, France, Italy, Portugal, the Republic of Ireland and across Africa.

Wholesale and Institutional - Barclays Capital

Barclays Capital is the investment banking division of Barclays, providing large corporate, institutional and government clients with solutions to their financing and risk management needs.

The Barclays Capital business model focuses on a broad span of financing and risk management services in the interest rate, foreign exchange, commodities and credit markets combined with certain capabilities in equities. Activities are divided between two areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime brokerage and equity related activities; and Credit, which includes origination, sales, trading and research relating to loans, debt capital markets, structured capital markets, commercial mortgage backed securities, private equity and large asset leasing.

Wholesale and Institutional - Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, tactical asset allocation and risk-controlled active products. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the product leader in Exchange Traded Funds (iShares), with over 100 funds for institutions and individuals trading in ten global markets. BGI's investment philosophy is founded on managing all dimensions of performance - a consistent focus on controlling risk, return and cost.




                         SUMMARY OF RESULTS (UNAUDITED)

RECONCILIATION OF PROFIT BEFORE TAX EXCLUDING GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS
                                                        Half-year ended
                                            30.06.04     31.12.03     30.06.03
                                                GBPm         GBPm         GBPm
UK Banking                                     1,217        1,137        1,149
UK Retail Banking                                588          569          582
UK Business Banking                              629          568          567
Private Clients and International                196          151          129
Private Clients - ongoing business                81           40           58
                - closed life assurance
                  activities                     (29)         (32)         (48)
International                                    144          143          119
Barclaycard                                      428          374          387
Barclays Capital                                 599          398          438
Barclays Global Investors                        157          100           91
Head office functions and other operations       (80)        (139)        (102)
Profit before tax excluding goodwill
amortisation and exceptional items             2,517        2,021        2,092
Goodwill amortisation                           (148)        (140)        (125)
Goodwill relating to associated undertakings      (3)          (4)          (3)
Exceptional items                                 45            5           (1)
Profit before tax                              2,411        1,882        1,963

TOTAL ASSETS AND WEIGHTED RISK ASSETS

                                  Total assets                   Weighted risk assets
                         30.06.04   31.12.03   30.06.03     30.06.04   31.12.03   30.06.03
                             GBPm       GBPm       GBPm         GBPm       GBPm       GBPm
UK Banking                114,683    110,995    109,529       87,506     84,482     83,062
UK Retail Banking          67,502     67,001     66,415       36,458     35,835     36,022
UK Business Banking        47,181     43,994     43,114       51,048     48,647     47,040
Private Clients and
International              27,794     26,492     21,170       20,924     18,184     15,556
Private Clients -
ongoing                     4,426      3,867      4,072        3,632      3,238      2,968
- closed life                 480        528        872            -          2         16
International              22,888     22,097     16,226       17,292     14,944     12,572
Barclaycard                20,689     20,348     19,054       18,404     18,334     17,571
Barclays Capital          317,027    268,702    279,963       72,715     65,149     62,082
Barclays Global
Investors                     706        533        607        1,004      1,137      1,083
Head office functions
and other operations        4,921      3,709      4,792        2,780      1,711      2,060
Goodwill                    4,263      4,406      3,867            -          -          -
Retail life-fund assets     7,911      8,077      7,642            -          -          -
                          497,994    443,262    446,624      203,333    188,997    181,414





UK Banking                                        Half-year ended
                                        30.06.04     31.12.03     30.06.03
                                            GBPm         GBPm         GBPm
Net interest income                        1,691        1,667        1,634
Net fees and commissions                     957          926          881
Other operating income                       134          217          180
Operating income                           2,782        2,810        2,695
Operating expenses excluding goodwill     (1,418)      (1,510)      (1,393)

Operating profit before provisions
excluding goodwill                         1,364        1,300        1,302
Provisions for bad and doubtful debts       (152)        (169)        (157)
Operating profit excluding goodwill        1,212        1,131        1,145
Profit from associated undertakings            5            6            4
Profit on ordinary activities before
tax excluding goodwill and exceptional
items                                      1,217        1,137        1,149

Cost:income ratio                            51%          54%          52%

Total assets                          GBP114.7bn     GBP111.0bn     GBP109.5bn
Weighted risk assets                   GBP87.5bn      GBP84.5bn      GBP83.1bn

Risk Tendency                            GBP360m        GBP385m        GBP420m
Return on average economic capital           40%          33%          35%

Economic profit                         GBP666m         GBP535m        GBP588m

UK Banking delivered profitable growth notwithstanding significant investment in infrastructure.

The formation of UK Banking provides more integrated banking solutions to customers and enables opportunities to streamline back office and support functions.

UK Banking profit before tax excluding goodwill and exceptional items increased 6% (GBP68m) to GBP1,217m (2003: GBP1,149m). Operating income increased 3% (GBP87m) to GBP2,782m (2003: GBP2,695m) reflecting good growth in fees and commissions, whilst operating expenses excluding goodwill increased 2% (GBP25m) to GBP1,418m (2003: GBP1,393m).





UK Retail Banking
                                                  Half-year ended
                                        30.06.04     31.12.03     30.06.03
                                            GBPm         GBPm         GBPm
Net interest income                        1,013        1,003          997
Net fees and commissions                     566          550          524
Other operating income                       131          204          161
Operating income                           1,710        1,757        1,682
Operating expenses excluding goodwill     (1,063)      (1,147)      (1,041)
Operating profit before provisions
excluding goodwill                           647          610          641
Provisions for bad and doubtful debts        (62)         (45)         (62)
Operating profit excluding goodwill          585          565          579
Profit from associated undertakings            3            4            3
Profit on ordinary activities before
tax excluding goodwill and exceptional
items                                        588          569          582

Cost:income ratio                            62%          65%          62%

Loans and advances to customers -
banking (period end)                   GBP64.3bn    GBP63.2bn    GBP63.0bn
Customer deposits - banking (period
end)                                   GBP70.7bn    GBP69.5bn    GBP67.6bn
Total assets                           GBP67.5bn    GBP67.0bn    GBP66.4bn
Weighted risk assets                   GBP36.5bn    GBP35.8bn    GBP36.0bn

Risk Tendency                            GBP150m      GBP150m      GBP185m
Return on average economic capital           42%          34%          39%

Economic profit                          GBP344m      GBP268m      GBP328m

Key Facts

Personal Customers
Number of UK current accounts              10.6m        10.5m        10.6m
Number of UK savings accounts              10.5m        10.3m        10.7m
Total UK mortgage balances
(residential)                          GBP60.8bn    GBP59.8bn    GBP59.0bn

Small Business and UK Premier
Number of Small Business customers       567,000      561,000      561,000
Number of UK Premier customers           269,000      265,000      272,000

UK Openplan
Number of UK Openplan customers             2.8m         2.6m         2.4m
Total UK Openplan savings balances GBP21.5bn GBP21.6bn GBP20.6bn Total UK Openplan mortgage balances
(residential)                          GBP31.5bn    GBP28.7bn    GBP26.2bn





Most of the businesses within UK Retail Banking delivered solid income growth during the first half of the year. However, the results were significantly impacted by margin pressure in the mortgage business and lower mortgage redemption income. The level of investment in the infrastructure of this business to improve customer service increased significantly and good progress has been made in recruiting the targeted additional 1,000 front-line staff. Risk metrics remained stable, while the quality of the loan portfolio has been maintained.

UK Retail Banking profit before tax excluding goodwill and exceptional items increased 1% (GBP6m) to GBP588m (2003: GBP582m). There was steady income growth partly offset by cost growth which included a significant increase in investment spend. The risk position remained stable.

Operating income increased 2% (GBP28m) to GBP1,710m (2003: GBP1,682m). Net revenue (operating income less provisions) increased 2% (GBP28m) to GBP1,648m (2003: GBP1,620m).

Net interest income increased 2% (GBP16m) to GBP1,013m (2003: GBP997m). Growth was driven by higher customer deposit balances, and an increase in the margin associated with the savings business. Income attributable to growth in average UK mortgage balances was more than offset by margin pressure.

A selective approach to the mortgage market has been maintained. Average UK residential mortgage balances increased 3% to GBP60.6bn (2003: GBP58.6bn). Gross advances were GBP9.2bn (2003: GBP8.8bn) and net lending was GBP1.0bn (2003:
GBP1.2bn). UK residential mortgage balances ended the period at GBP60.8bn (31st December 2003: GBP59.8bn). The loan to value ratio within the mortgage book on a current valuation basis averaged 38% (2003: 40%). Average overdraft balances within Personal Customers increased by 8%.

Average customer deposit balances increased 5% to GBP67.5bn (2003: GBP64.0bn). There was good growth in both UK Premier and Small Business balances. Personal Customer current account balances increased 10% whilst retail savings balances were maintained in highly competitive market conditions.

Openplan customer numbers totalled 2.8m (2003: 2.4m). Mortgage balances increased 20% to GBP31.5bn (2003: GBP26.2bn) and savings balances increased 4% (GBP0.9bn) to GBP21.5bn (2003: GBP20.6bn).

Net fees and commissions increased 8% (GBP42m) to GBP566m (2003: GBP524m), driven by a good performance in Personal Customers, including value-added fee-based current accounts.

Other operating income decreased by 19% (GBP30m) to GBP131m (2003: GBP161m). The prior period included income from a revision of the estimated amounts expected to be repaid on banking liabilities. The absence of this income in the period has been partly offset by an increase in income arising from general insurance activities.

Operating expenses rose 2% (GBP22m) to GBP1,063m (2003: GBP1,041m). Cost growth was due primarily to increased investment in the infrastructure of the business and costs associated with preparations for complying with the new regulatory environment in the mortgage and general insurance businesses. The cost:income ratio was maintained at 62%.

Provisions remained stable at GBP62m (2003: GBP62m). The quality of the loan portfolio has been maintained and mortgage arrears balances remained low over the period.




UK Business Banking                               Half-year ended
                                        30.06.04     31.12.03     30.06.03
                                            GBPm         GBPm         GBPm
Net interest income                          678          664          637
Net fees and commissions                     391          376          357
Other operating income                         3           13           19
Operating income                           1,072        1,053        1,013
Operating expenses excluding goodwill       (355)        (363)        (352)
Operating profit before provisions           717          690          661
excluding goodwill
Provisions for bad and doubtful debts        (90)        (124)         (95)
Operating profit excluding goodwill          627          566          566
Profit from associated undertakings            2            2            1
Profit on ordinary activities before
tax excluding goodwill and exceptional
items                                        629          568          567

Cost:income ratio                            33%          34%          35%

Loans and advances to customers -
banking (period end)                   GBP44.7bn      P41.4bn      P40.0bn
Customer deposits - banking (period
end)                                   GBP42.4bn    GBP38.5bn    GBP37.7bn
Total assets                           GBP47.2bn    GBP44.0bn    GBP43.1bn
Weighted risk assets                   GBP51.0bn    GBP48.6bn    GBP47.0bn

Risk Tendency                            GBP210m      GBP235m      GBP235m
Return on average economic capital           39%          31%          31%

Economic profit                          GBP322m      GBP267m      GBP260m

Key Facts

Total number of Business Banking
customers                                179,000      177,000      175,000
Customers registered for online banking
/BusinessMaster                           66,800       63,500       59,300





UK Business Banking maintained its momentum, with good growth in both lending and deposit balances. Both Larger Business and Medium Business continued to perform well. Market shares of primary banking relationships for Larger Business and Medium Business were maintained at 26% and 25% respectively.

UK Business Banking profit before tax excluding goodwill increased 11% (GBP62m) to GBP629m (2003: GBP567m), as a result of good income growth, tight cost management and well controlled risk.

Operating  income  increased 6% (GBP59m) to  GBP1,072m  (2003:  GBP1,013m).  Net
revenue   (operating   income  less   provisions)   increased   7%  (GBP64m)  to
GBP982m(2003: GBP918m).

Net interest income increased 6% (GBP41m) to GBP678m (2003: GBP637m), as a result of good balance sheet growth. Average lending balances increased 8% to GBP42.7bn (2003: GBP39.4bn). Average deposit balances increased 9% to GBP40.4bn (2003: GBP37.1bn). The lending margin remained firm, whilst there was some downward pressure on the deposit margin.

Net fees and commissions increased 10% (GBP34m) to GBP391m (2003: GBP357m), driven by lending related fees which rose strongly and accompanied the growth in balances.

Operating expenses increased 1% (GBP3m) to GBP355m (2003: GBP352m). Business as usual costs were well controlled, remaining flat despite higher business volumes. Strategic investment was focused on improving direct channels and shared technology infrastructure. The cost:income ratio improved to 33% (2003:
35%).

Provisions decreased 5% (GBP5m) to GBP90m (2003: GBP95m) notwithstanding the good growth in lending. The overall quality of the portfolio remained stable with total potential credit risk loans balances lower than the year end position.




Private Clients and International

                                                 Half-year ended
                                       30.06.04     31.12.03     30.06.03
                                           GBPm         GBPm         GBPm
Net interest income                         409          410          339
Net fees and commissions                    416          364          319
Other operating income                       25           24           12
Operating income                            850          798          670
Operating expenses excluding goodwill      (619)        (608)        (488)
Operating profit before provisions
excluding goodwill                          231          190          182
Provisions for bad and doubtful debts       (19)         (22)         (14)
Operating profit excluding goodwill -
ongoing business                            212          168          168
Profit from associated undertakings          13           15           9
Profit on ordinary activities before
tax excluding goodwill and exceptional
items - ongoing business                    225          183          177
Contribution from closed life
assurance activities                        (29)         (32)         (48)
Profit on ordinary activities before
tax excluding goodwill and exceptional
items                                       196          151          129

Cost:income ratio                           73%          76%          73%

Total assets                          GBP27.8bn    GBP26.5bn    GBP21.2bn
Weighted risk assets                  GBP20.9bn    GBP18.2bn    GBP15.6bn

Risk Tendency                            GBP80m       GBP75m       GBP50m
Return on average economic capital          21%          25%          17%

Economic profit                          GBP93m       GBP91m       GBP38m

The improved performance reflects good growth in both the Private Clients and International businesses, supported by improving market conditions, together with the benefits of the acquisitions made in 2003 and the reduced deficit from the closed life assurance business.

Private Clients and International profit before tax excluding goodwill and exceptional items, increased 52% (GBP67m) to GBP196m (2003: GBP129m).



Private Clients
                                                  Half-year ended
                                        30.06.04     31.12.03     30.06.03
                                            GBPm         GBPm         GBPm
Net interest income                          148          148          140
Net fees and commissions                     261          206          188
Other operating income                         3            1            3
Operating income                             412          355          331
Operating expenses excluding goodwill       (331)        (314)        (271)
Operating profit before provisions
excluding goodwill                            81           41           60
Provisions for bad and doubtful debts          -           (1)          (2)
Profit on ordinary activities before
tax excluding goodwill and exceptional
items - ongoing business                      81           40           58
Contribution from closed life assurance
activities                                   (29)         (32)         (48)
Profit on ordinary activities before
tax excluding goodwill and exceptional
items                                         52            8           10

Cost:income ratio                            80%          88%          82%

Loans and advances to customers -
banking (period end)                    GBP3.6bn     GBP3.1bn     GBP3.0bn
Customer deposits - banking (period
end)                                   GBP20.4bn    GBP20.2bn    GBP20.8bn
Total assets - ongoing business         GBP4.4bn     GBP3.9bn     GBP4.1bn
Weighted risk assets - ongoing business GBP3.6bn     GBP3.2bn     GBP3.0bn

Risk Tendency                              GBP5m        GBP5m        GBP5m
Return on average economic capital           29%          34%           8%

Economic profit - ongoing business        GBP64m       GBP45m       GBP39m

Key Facts

Total customer funds                     GBP75bn      GBP75bn      GBP62bn
Average stockbroking deal volumes per
day                                        8,300        9,400        7,000





The comparison with the prior period is affected by acquisitions made during 2003. The retail stockbroking business Charles Schwab Europe was acquired at the end of January and the Gerrard business in mid December.

The improved performance reflected growth across the Private Clients businesses, supported by the improvements in the market environment. The integration of Charles Schwab Europe is now complete and the integration of Gerrard is progressing well.

Private Clients profit before tax excluding goodwill and exceptional items for the ongoing business increased 40% (GBP23m) to GBP81m (2003: GBP58m).

Operating income increased 24% (GBP81m) to GBP412m (2003: GBP331m).

Net interest income increased 6% (GBP8m) to GBP148m (2003: GBP140m). Total average customer deposits remained flat at GBP20.5bn (2003: GBP20.6bn) and total average loans increased 21% to GBP3.4bn (2003: GBP2.8bn). Good growth in offshore corporate deposits and loans reflected the success of investment in relationship managers and internet based offerings. Margins remained stable.

Net fees and commissions increased 39% (GBP73m) to GBP261m(2003: GBP188m). Excluding the contribution from Gerrard, net fees and commissions increased 11%. Business volumes improved as higher average equity market levels contributed to increased sales of investment products and higher fund management fees.

The average level of the FTSE 100 Index was 16% higher than in the prior year period at 4,468 (2003: 3,844). Stockbroking fee income increased 16% during the first half of 2004, reflecting improved volumes. Average daily deal volumes in UK retail stockbroking, including Charles Schwab Europe, increased to 8,300 (2003: 7,000). Fee income in Private Banking increased 13%, reflecting higher volumes and asset management fees. Activity levels moderated somewhat towards the end of the period as the momentum in the equity markets slowed.

Operating expenses increased 22% (GBP60m) to GBP331m (2003: GBP271m). Excluding the contribution from Gerrard, operating expenses increased 3%. The cost:income ratio improved to 80% (2003: 82%).

Total customer funds, comprising customer deposits and assets under management (including assets managed by Legal & General under the strategic alliance), remained flat at GBP75bn (31st December 2003: GBP75bn). Growth in new business was offset by unfavourable exchange rate movements. Stock market levels remained broadly flat during the period. Private Clients customer deposits remained stable at GBP20bn (31st December 2003: GBP20bn).

The integration of Gerrard is progressing well. The business delivered a strong performance with operating profit higher than in the first half of 2003, supported by income growth of 10%.

The contribution from the closed life assurance activities, a loss of GBP29m (2003: loss of GBP48m), comprises the embedded value of the closed Barclays Life fund together with the costs of GBP33m (2003: GBP50m) relating to redress for customers in respect of sales of endowment policies. Of the loss of GBP29m, in the Group's results, GBP9m is included within other operating income and GBP20m within net interest income.




International
                                                   Half-year ended
                                         30.06.04     31.12.03     30.06.03
                                             GBPm         GBPm         GBPm
Net interest income                           261          262          199
Net fees and commissions                      155          158          131
Other operating income                         22           23            9
Operating income                              438          443          339
Operating expenses excluding goodwill        (288)        (294)        (217)
Operating profit before provisions
excluding goodwill                            150          149          122
Provisions for bad and doubtful debts         (19)         (21)         (12)
Operating profit excluding goodwill           131          128          110
Profit from associated undertakings            13           15            9
Profit on ordinary activities before tax
excluding goodwill and exceptional items      144          143          119

Cost:income ratio                             66%          66%          64%

Loans and advances to customers -       GBP17.6bn    GBP16.8bn    GBP11.9bn
banking (period end)
Customer deposits - banking (period end) GBP9.4bn     GBP9.9bn     GBP6.9bn
Total assets                            GBP22.9bn    GBP22.1bn    GBP16.2bn
Weighted risk assets                    GBP17.3bn    GBP14.9bn    GBP12.6bn

Risk Tendency                              GBP75m       GBP70m       GBP45m
Return on average economic capital            17%          21%          22%

Economic profit                            GBP56m       GBP49m       GBP42m

Key Facts

Number of Barclays Africa customer
accounts                                     1.5m         1.5m         1.4m
Number of Barclays Spain customers           0.5m         0.5m         0.2m
Number of Openplan customers in Spain      44,000       35,000       28,000





The comparison with the prior period is affected by the acquisition of Banco Zaragozano which completed in mid July 2003.

The businesses within International performed well. The integration of Banco Zaragozano is ahead of schedule, and the combined Spanish businesses showed significant progress. International has delivered good performances across continental Europe, Africa and the Middle East.

International profit before tax excluding goodwill and exceptional items increased 21% (GBP25m) to GBP144m (2003: GBP119m), reflecting growth across its core businesses, including a continuing strong performance in the mortgage market in continental Europe.

Operating income increased 29% (GBP99m) to GBP438m (2003: GBP339m).

Net interest income increased 31% (GBP62m) to GBP261m (2003: GBP199m), as a result of the inclusion of Banco Zaragozano and good performances in Spain and Africa.

Total average customer deposits increased 50% to GBP9.6bn (2003: GBP6.4bn), including growth of 64% in European balances and 21% in African balances. Total average loans increased 61% to GBP17.1bn (2003: GBP10.6bn), including growth of 66% in European balances and 24% in African balances. Margins reduced during the first half due mainly to the impact of changes in the product mix.

Net fees and commissions increased 18% (GBP24m) to GBP155m (2003: GBP131m), reflecting principally the inclusion of Banco Zaragozano, the continued success of the Openplan mortgage products in Spain and a strong performance in France from increased fund management related fees.

Operating expenses increased 33% (GBP71m) to GBP288m (2003: GBP217m) mainly due to the inclusion of Banco Zaragozano. Strategic investment and restructuring costs increased as a result of the inclusion of costs associated with the integration of Banco Zaragozano and continued infrastructure investment in Africa. The cost: income ratio was 66% (2003: 64%).

Provisions increased 58% (GBP7m) to GBP19m (2003: GBP12m), reflecting the inclusion of Banco Zaragozano.

Barclays share of income from the FirstCaribbean business increased to GBP13m (2003: GBP9m).

Barclays Spain (including Banco Zaragozano in 2004) continued to perform strongly, with profit before tax up 46% to EUR73m (2003: EUR50m). Good progress has been made with the integration: we are ahead of plan in the combination of head office functions and technology integration; the Banco Zaragozano branch network has been co-branded; and Barclays products, particularly mortgages and investment funds, have been successfully launched into the Banco Zaragozano customer base.

Openplan in Spain continued its successful growth and its penetration of the customer base of Banco Zaragozano. Total customer numbers at the end of the first half of 2004 were 44,200 (2003: 27,600), mortgages were EUR6.4bn (2003:
EUR3.7bn) and savings were EUR1.3bn (2003: EUR0.8bn).

Profit before tax in Africa and the Middle East remained stable at GBP58m (2003:
GBP58m) with a good income performance and strong growth in corporate balances offset by increased restructuring costs and investment costs.




Barclaycard
                                                  Half-year ended
                                        30.06.04     31.12.03     30.06.03
                                            GBPm         GBPm         GBPm
Net interest income                          810          804          751
Net fees and commissions                     361          350          323
Operating income                           1,171        1,154        1,074
Operating expenses excluding goodwill       (388)        (409)        (352)
Operating profit before provisions
excluding goodwill                           783          745          722
Provisions for bad and doubtful debts       (357)        (373)        (335)
Operating profit excluding goodwill          426          372          387
Profit from joint ventures                     2            2            -
Profit on ordinary activities before
tax excluding goodwill and exceptional
items                                        428          374          387

Cost:income ratio                            33%          35%          33%

Loans and advances to customers -
banking (period end)                   GBP20.1bn    GBP19.6bn    GBP18.4bn
Total assets                           GBP20.7bn    GBP20.3bn    GBP19.1bn
Weighted risk assets                   GBP18.4bn    GBP18.3bn    GBP17.6bn

Risk Tendency                            GBP810m      GBP775m      GBP710m
Return on average economic capital           25%          23%          25%

Economic profit                          GBP180m    GBP144m        GBP160m

Key Facts

Number of Barclaycard UK customers         10.8m        10.6m        10.1m
Number of retailer relationships          89,000       86,000       88,000
Number of customers registered for
online services                             1.7m         1.5m         1.3m
UK credit cards - average outstanding
balances                                GBP9.3bn     GBP9.2bn     GBP8.6bn
UK credit cards - average extended
credit balances                         GBP7.9bn     GBP7.7bn     GBP7.2bn
UK loans - average consumer lending
balances                                GBP9.2bn     GBP8.8bn     GBP8.3bn
International - average extended credit
balances                                GBP0.8bn     GBP0.7bn     GBP0.6bn
International - cards in issue              1.8m         1.7m         1.5m





Barclaycard combined the UK consumer lending business with its UK credit card operations to create an integrated business focused on meeting personal customers' short and medium term borrowing needs.

Barclaycard International continued to execute its international card strategy, which the Group expects to be achieved through a combination of organic activity, partnerships, alliances and acquisitions.

The comparison with the prior period is impacted by the acquisition of Clydesdale Financial Services in May 2003.

Barclaycard profit before tax excluding goodwill and exceptional items increased 11% (GBP41m) to GBP428m (2003: GBP387m).

Operating income increased 9% (GBP97m) to GBP1,171m (2003: GBP1,074m). Net revenue (operating income less provisions) increased 10% (GBP75m) to GBP814m (2003: GBP739m).

Net interest income increased 8% (GBP59m) to GBP810m (2003: GBP751m) reflecting growth in UK average extended credit balances, up 10% to GBP7.9bn (2003:
GBP7.2bn) and UK average loan balances up 11% to GBP9.2bn (2003: GBP8.3bn). Rising funding costs reduced margins on UK extended credit balances. Balance transfer activity at promotional initial rates remained a key feature of the market.

Recruitment of UK card customers at 560,000 remained strong (2003: 650,000).

Sales of the Barclayloan product were good, up 10% to GBP2.2bn (2003: GBP2.0bn) in the period. In addition, First Plus average loan balances increased 27% to GBP1.4bn (2003: GBP1.1bn).

Net fees and commissions increased 12% (GBP38m) to GBP361m (2003: GBP323m) as a result of increased cardholder activity fees and growth in the consumer lending business and good volume growth within the merchant acquiring business.

Operating expenses rose 10% (GBP36m) to GBP388m (2003: GBP352m). The increase reflected the growth in Barclaycard International, business as usual costs in the UK business and brand related investment.

Provisions increased 7% (GBP22m) to GBP357m (2003: GBP335m) broadly in line with the growth in lendings.

Barclaycard International made good progress with its international expansion strategy. Income increased 23% to GBP73m due to the growth in average extended credit balances, up 22% (GBP142m) to GBP777m (2003: GBP635m). The number of Barclaycard International cards in issue rose to 1.8m (2003:1.5m). Operating costs increased in line with income.



Wholesale and Institutional - Barclays Capital
                                                  Half-year ended
                                        30.06.04     31.12.03     30.06.03
                                            GBPm         GBPm         GBPm
Net interest income                          463          509          515
Dealing profits                              787          515          527
Net fees and commissions                     276          298          253
Other operating income                       175           61           48
Operating income                           1,701        1,383        1,343
Operating expenses                        (1,053)        (863)        (775)
Operating profit before provisions           648          520          568
Provisions for bad and doubtful debts        (49)        (122)        (131)
Operating profit                             599          398          437
Profit from associated undertakings            -            -            1
Profit on ordinary activities before
tax                                          599          398          438

Cost:income ratio                            62%          62%          58%
Cost:net revenue ratio                       64%          68%          64%
Net revenue per member of staff ('000)    GBP260       GBP223       GBP220

Total assets                          GBP317.0bn   GBP268.7bn   GBP280.0bn
Weighted risk assets                   GBP72.7bn    GBP65.1bn    GBP62.1bn

Risk Tendency                             GBP80m      GBP135m      GBP190m
Return on average economic capital           39%          26%          27%

Economic profit                         GBP298m       GBP166m      GBP183m



Key facts
                                                  30.06.04               30.06.03
                                           League                    League
                                            table      Issuance       table   Issuance
                                         position         value    position      value
Global all debt                               5th      $122.3bn         4th   $103.0bn
European all debt                             3rd       $80.9bn         3rd    $68.2bn
All international bonds (all currencies)      6th       $75.9bn         5th    $60.6bn
All international bonds (Euros)               3rd     EUR35.4bn         6th  EUR30.8bn
Sterling bonds                                2nd      GBP7.7bn         1st   GBP5.8bn
US investment grade corporate bonds          12th        $2.1bn         9th     $4.7bn





Barclays Capital delivered record first half operating income and profit. The very strong performance has been driven by growth in business volumes as the franchise continued the planned expansion into targeted geographies and products. There has been significant headcount growth in the first half of the year in Europe, the United States and Asia. These investments were broadly based across product, distribution and support capabilities particularly in equity derivatives, commodities, foreign exchange and mortgage backed securities.

Barclays  Capital  profit before tax  increased 37% (GBP161m) to GBP599m  (2003:
GBP438m), as a result of very strong operating income growth and the improved credit environment.

Operating income increased 27% (GBP358m) to a record GBP1,701m (2003: GBP1,343m) and reflected broadly based growth across most of the product areas in Rates and Credit. Net revenue (operating income less provisions) increased 36% (GBP440m) to GBP1,652m (2003: GBP1,212m). Higher average DVaR at GBP38m (2003: GBP23m) was driven by increased business volumes and market opportunities. Average DVaR in the first half remained in line with the 2003 year end position of GBP37m.

Period end DVaR at 30th June 2004 of GBP26m reflected lower interest rate positions during the last few weeks of the period.

Secondary income, comprising dealing profits and net interest income, which is primarily generated from providing client risk management and financing solutions, increased 20% (GBP208m) to GBP1,250m (2003: GBP1,042m).

Dealing profits grew 49% (GBP260m) to GBP787m (2003: GBP527m), with very strong performances in the Rates and Credit businesses. This was driven by higher volumes of client led activity across a broad range of products, the benefit of recent headcount investments in product depth and geographical reach and reflected the level of average DVaR. Net interest income fell 10% (GBP52m) to GBP463m (2003: GBP515m) due to lower contributions from both money markets as the size of the book was reduced and from the loan portfolio as average drawn credit balances fell to GBP7bn (2003: GBP10bn).

Primary income,  comprising net fees and commissions,  grew 9% to GBP276m (2003:
GBP253m), with good contributions from primary bonds as a result of higher issuance volumes. This performance was achieved despite the market trends of lower corporate issuance. Net fees and commissions included GBP46m (2003:
GBP40m) of internal fees for structured capital markets activities arranged by Barclays Capital.

Other operating income increased to GBP175m (2003: GBP48m) as a result of a number of private equity and structured capital markets investment realisations.

Operating expenses increased 36% (GBP278m) to GBP1,053m (2003: GBP775m). Business as usual costs grew as a result of higher business volumes and a significant increase in headcount across Europe, the United States and Asia.
Revenue related costs increased due to the strong financial performance. Strategic investment costs were higher reflecting continued investment in product, client coverage and distribution capabilities. The ratio of staff costs to net revenue remained broadly stable at 53% (2003: 52%). The cost:income ratio was 62% (2003: 58%). The cost:net revenue ratio remained stable at 64%.

Provisions fell 63% (GBP82m) to GBP49m (2003: GBP131m), reflecting the ongoing improvement in the wholesale credit environment.





Wholesale and Institutional - Barclays Global Investors

                                                 Half-year ended
                                       30.06.04     31.12.03     30.06.03
                                           GBPm         GBPm         GBPm
Net interest income                           4            4            5
Net fees and commissions                    418          356          306
Other operating income                        1            1            -
Operating income                            423          361          311
Operating expenses excluding goodwill      (265)        (260)        (220)
Operating profit excluding goodwill         158          101           91
Loss from joint ventures                     (1)          (1)           -
Profit on ordinary activities before
tax excluding goodwill                      157          100           91

Cost:income ratio                           63%          72%          71%
Net revenue per member of staff ('000)   GBP217       GBP181       GBP152

Total assets                           GBP0.7bn     GBP0.5bn     GBP0.6bn
Weighted risk assets                   GBP1.0bn     GBP1.1bn     GBP1.1bn

Return on average economic capital         129%          89%          81%

Economic profit                          GBP91m       GBP59m       GBP53m

Key Facts

Number of institutional clients           2,600        2,500        2,400
Total assets under management          GBP634bn     GBP598bn     GBP543bn
Total indexed assets under management  GBP429bn     GBP410bn     GBP385bn
Total active assets under management GBP134bn GBP125bn GBP109bn Total managed cash assets under
management                              GBP71bn      GBP63bn      GBP49bn

Number of iShares products                  123          108          111
Total iShares assets under management   GBP52bn      GBP38bn      GBP28bn




Barclays Global Investors continued to deliver a very strong performance. The success has been achieved from a combination of: a commitment to product innovation; a more diverse product range; success in attracting net new assets; the investment performance of the active business; and increased operating efficiency.

Barclays Global Investors profit before tax excluding goodwill increased 73% (GBP66m) to GBP157m (2003: GBP91m) reflecting very strong income growth and good cost control. Growth in income and costs was constrained by adverse foreign exchange movements. Approximately 55% of income is generated in the US and 31% in the UK.

Net fees and commissions increased 37% (GBP112m) to GBP418m (2003: GBP306m), with strong income generation across both the active and index businesses. The increase was largely driven by growth of investment management fees. These resulted from strong net new sales, growth in sales of higher margin products, continued solid investment performance and stronger global equity markets, which more than compensated for the adverse impact of foreign exchange movements. Securities lending income growth was also strong, benefiting from increased volumes.

Operating expenses increased 20% (GBP45m) to GBP265m (2003: GBP220m) primarily as a result of higher performance based expenses. The cost:income ratio improved to 63% (2003: 71%).

Total assets under management increased 6% (GBP36bn) to GBP634bn or US$1,151bn (31st December 2003: GBP598bn or US$1,070bn). This growth came from GBP28bn of net new assets and GBP16bn attributable to market movements, partially offset by GBP8bn of adverse exchange rate movements.



Head office functions and other operations

Head office functions comprise all the Group's central costs, including the following areas that fall within Group Functions: Executive Management, Finance, Marketing, Communications, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Tax, Compliance and Risk. Costs incurred wholly on behalf of the business units are recharged to them.

Transition Businesses comprise discontinued South American and Middle Eastern corporate banking businesses and other centrally managed Transition Businesses. These non-core relationships are managed separately with the objective of maximising the recovery from the assets concerned.

Central items include internal fees charged by Barclays Capital for structured capital markets activities, income from the management of the Group's operational premises, property related services and other central items including activities which support the operating business.

                                              Half-year ended
                                    30.06.04     31.12.03     30.06.03
                                        GBPm         GBPm         GBPm
Head office functions and central
items                                    (65)        (124)         (76)
Transition Businesses                     (9)          (5)         (20)
Restructuring costs                       (6)         (10)          (6)
Loss on ordinary activities before
tax excluding goodwill and
exceptional items                        (80)        (139)        (102)

Head office functions and central items costs decreased 14% (GBP11m) to GBP65m (2003: GBP76m). Central items included internal fees charged by Barclays Capital for structured capital market activities of GBP46m (2003: GBP40m).

The improved performance of Transition Businesses, from a loss of GBP20m to a loss of GBP9m, primarily reflected provisions released in the current year.

Woolwich integration synergies

Total Woolwich integration benefits of GBP227m were achieved by the programme in the half-year ended 30th June 2004. This comprises ongoing cost and revenue synergies totalling GBP226m and tax savings of GBP1m.

The Group is on track to exceed the targeted GBP400m in cost and revenue synergies for the full year to 31st December 2004.





Economic Capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within six risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology. During the first half of 2004 enhancements included improvements in the modelling of the time horizon, correlation of risks and risk concentrations. The developments in the methodology are consistent with the capital proposals within the Basel II accord.

Average economic capital by business is set out below:

                                                   Half-year ended
                                         30.06.04     31.12.03     30.06.03
                                             GBPm         GBPm         GBPm
UK Banking                                  4,450        4,800        4,800
UK Retail Banking                           2,150        2,250        2,250
UK Business Banking                         2,300        2,550        2,550
Private Clients and International           1,400        1,350        1,050
Private Clients - ongoing business            300          250          200
- closed life assurance activities            100          150          150
International                               1,000          950          700
Barclaycard                                 2,450        2,250        2,150
Barclays Capital                            2,050        2,100        2,150
Barclays Global Investors                     150          150          150
Head office functions and other
operations1                                   200          250          250
Average business unit economic capital     10,700       10,900       10,550
Capital held at Group centre2               1,600        1,300        1,050
Average historical goodwill                 5,600        5,300        4,900
Total average shareholders' funds          17,900       17,500       16,500

1 Includes Transition Businesses and capital for central functional risks.
2 The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.

Total average shareholders' funds including unamortised goodwill rose by GBP400m to GBP17,900m in the first half of 2004.

UK Retail Banking economic capital allocation has decreased GBP100m to GBP2,150m primarily as a result of the sale of non-core mortgage assets that had previously been acquired with the Woolwich.

UK Business Banking economic capital allocation has decreased GBP250m to GBP2,300m as a consequence of both general improvements in the credit quality of counterparties within Larger Business and of continued improvement in the risk assessment of complex transactions within Assets Sales and Venture Finance.




Private Clients and International economic capital allocation has increased GBP50m to GBP1,400m reflecting the impact of including an entire half year of the two acquisitions made in the second half of 2003.

Barclaycard economic capital allocation has increased GBP200m due to continued growth in the loan book and methodology improvements in First Plus.




Economic Profit

Economic profit for the half year 2004 was GBP1,054m (2003: GBP745m).

The breakdown of economic profit performance is shown below:

                                                   Half-year ended
                                         30.06.04     31.12.03     30.06.03
                                             GBPm         GBPm         GBPm
Profit after tax and minority interests     1,716        1,361        1,383
Goodwill amortisation                         148          140          125
Tax credit on goodwill                         (5)          (4)          (3)
Goodwill relating to associated
undertakings                                    3            4            3

Profit after tax and minority interests
excluding goodwill amortisation             1,862        1,501        1,508

Gain/(loss) on disposal recognised in
the statement of total recognised gains
and losses                                     20           (4)           -

                                            1,882        1,497        1,508

Average shareholders' funds including
average historical goodwill1               17,900       17,517       16,521
Post tax cost of equity                      9.5%         9.5%         9.5%

Cost of average shareholders' funds
including average historical goodwill2       (828)        (812)        (763)
Economic profit                             1,054          685          745

1 The difference between the average shareholders' funds (excluding minority interests) of GBP16,789m and that reported above represents cumulative goodwill amortisation charged and goodwill previously written off to reserves. 2 The cost includes a charge for purchased goodwill of GBP242m (2003: GBP211m). A post-tax cost of equity of 8.5% has been used for goodwill associated with the acquisition of Woolwich plc. A post-tax cost of equity of 9.5% has been used for all other goodwill. The post tax cost of equity is unchanged for 2004.

The table below shows the economic profit generated by each business area:

                                                    Half-year ended
                                         30.06.04     31.12.03       30.06.03
                                             GBPm         GBPm           GBPm
UK Banking                                    666          535            588
UK Retail Banking                             344          268            328
UK Business Banking                           322          267            260
Private Clients and International              93           91             38
Private Clients - ongoing business             64           45             39
- closed life assurance activities            (27)         (3)            (43)
International                                  56           49             42
Barclaycard                                   180          144            160
Barclays Capital                              298          166            183
Barclays Global Investors                      91           59             53
Head office functions and other
operations1                                    21          (35)           (33)
                                            1,349          960            989
Historical goodwill2                         (242)        (231)          (211)
Variance to average shareholders' funds       (53)         (44)           (33)
Economic profit                             1,054          685            745

1 Includes Transition businesses, see page 42.
2 Cost of equity charge on historical purchased goodwill.




Risk Tendency

As part of its credit risk measurement system, the Group uses a model-based methodology to assess the quality of the credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to all performing credit exposures in both wholesale and retail sectors. Looking one year ahead, it provides a statistical estimate that is the average in the range of possible losses expected from the current performing portfolio. The actual outcome in any one year is likely to be different. Thus it is not a prediction of specific provisions but it gives management a clear view of the evolution of the quality of the credit portfolio.

                                               Half-year ended
                                     30.06.04     31.12.03     30.06.03
                                         GBPm         GBPm         GBPm
UK Banking                                360          385          420
UK Retail Banking                         150          150          185
UK Business Banking                       210          235          235
Private Clients and International          80           75           50
Private Clients                             5            5            5
International                              75           70           45
Barclaycard                               810          775          710
Barclays Capital                           80          135          190
Transition businesses                      10           20           20
                                        1,340        1,390        1,390

Risk Tendency fell 4% to GBP1,340m (31st December 2003: GBP1,390m).

Barclaycard Risk Tendency increased due to high levels of card customer recruitment.

International Risk Tendency increased as a result of continued growth in the portfolio, particularly in Spain. The rise in the second half of 2003 was mainly a consequence of the acquisition of Banco Zaragozano.

Risk Tendency fell in UK Business Banking and in Barclays Capital due to improved credit conditions in the corporate and wholesale environment.





                             ADDITIONAL INFORMATION

Group Structure changes from 2003

From 1st January 2004, for reporting purposes, Barclays has been organised into the business groupings outlined on pages 21 and 22. Results are also provided for Head office functions and other operations.

The restructure has had no impact on the Group profit and loss account as reported in the 2003 Annual report.

Acquisitions and disposals

On 11th March 2004, Barclays purchased the remaining 40% minority share in Barclays Cairo Bank.

On 7th April 2004, Barclays completed the disposal of Edotech Limited to Astron, the business process outsourcing group.

Accounting policies

A change in accounting policy arose from the adoption in 2004 of UITF Abstract 38 (UITF 38), 'Accounting for ESOP trusts'. UITF 38 requires Barclays PLC shares held in Employee Share Ownership Plans (ESOP) trusts to be accounted for as a deduction in arriving at shareholders' funds, rather than as assets. The balance sheets for June 2003 and December 2003 have been restated accordingly, and other assets and shareholders' funds have been reduced by GBP100m at 30th June 2003 and GBP99m at 31st December 2003. The impact of UITF 38 on the June 2003 and December 2003 profit and loss account was immaterial, and the comparatives have not been restated.

In addition, the June 2003 balance sheet has been restated to reflect the impact of UITF Abstract 37 (UITF 37), 'Purchases and sales of own shares', which was implemented in the 2003 year-end accounts. As a result equity shares and shareholders' funds have been reduced by GBP7m at 30th June 2003. The impact of UITF 37 on the June 2003 profit and loss account was immaterial, and the comparatives have not been restated.

Apart from UITF 38, there have been no significant changes to the accounting policies as described in the 2003 Annual Report.

Future UK accounting developments

In July 2004 the Accounting Standards Board issued Financial Reporting Exposure Draft 34 on Life Assurance, which sets out a proposed standard to apply for the December 2004 year-end. The Group is currently assessing the impact of the proposals on its life assurance business.

Conversion to International Financial Reporting Standards in 2005

By Regulation, the EU has agreed that virtually all listed companies must use International Financial Reporting Standards (IFRS) adopted for use in the EU in the preparation of their 2005 consolidated accounts. Barclays will have to comply with this Regulation. The objective is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets.

Work to meet the requirements of IFRS fully in 2005 is advancing to plan. Differences are being identified, revised accounting policies are being developed, design work is advancing for the necessary changes to systems and processes whilst the building of the identified changes is progressing well.

The main risks and uncertainties relate to the standards that have not yet been finalised and adopted by the EU. How IFRS financial statements will be interpreted for tax and regulatory capital purposes also remains unclear at this time. However, the programme is following normal project controls and change management and the Group is confident that it will be able to meet requirements for financial reporting in 2005.

While almost all standards are now finalised, there remains uncertainty with respect to the application of one key standard, 'Financial Instruments:
Recognition and Measurement' (IAS 39). Although a final text was published on 31st March 2004, it is currently unclear whether or not the standard will be endorsed by the EU for use in 2005. In these circumstances it is not practicable to provide further information about likely impacts on 2005 results.

IAS 39 will have a significant impact on the IFRS accounts as it changes the recognition and measurement of the majority of the assets and liabilities held by the bank, including loans, investment securities and derivatives used for risk management purposes. 'Financial Instruments: Presentation and Disclosure' (IAS 32), which contains different requirements for off setting assets and liabilities than UK GAAP, will also have a significant impact, particularly in the presentation of the balance sheet. Other standards that will have significant impact on the reported results include: employee benefits (pensions), share based payment, goodwill (amortisation), intangible assets (capitalisation of software), consolidation and insurance contracts.

Barclays intends to hold briefings on IFRS in the fourth quarter of 2004. The restated 2004 IFRS results and the opening 2005 IFRS balance sheet will be issued in the first half of 2005. The first financial information on an IFRS basis will be provided for the June 2005 half-year.

Changes in accounting presentation

The prior period presentation has, where appropriate, been restated to conform with current year classification, and the changes in accounting policies discussed above.

Share capital

The Group manages both its debt and equity capital actively. The Group renewed its authority to buy back ordinary shares at the 2004 Annual General Meeting to provide additional flexibility in the management of the Group's capital resources.

Group share schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Filings with the SEC

The results will be furnished as a Form 6-K to the US Securities and Exchange Commission as soon as practicable following the publication of these results.

Other information

The interim report for the six months to 30th June 2004, including extracts from this announcement and the independent review report by the auditors, will be advertised in The Daily Telegraph and the Daily Mail on 6th August 2004. Copies will be available to the public at Barclays registered office and at its website www.investorrelations.barclays.co.uk.





                                     NOTES

1. Loans and advances to banks

                                   30.06.04   31.12.03   30.06.03
Banking business                       GBPm       GBPm       GBPm
United Kingdom                       15,105     14,315     11,347
Other European Union                  1,000      1,702      1,594
United States                            94        110        377
Rest of the World                     1,385      1,143      1,640
                                     17,584     17,270     14,958
Less - provisions                        (7)       (16)       (21)
                                     17,577     17,254     14,937
Trading business                     59,100     44,670     52,534
Total loans and advances to banks    76,677     61,924     67,471

Of the total loans and advances to banks, placings with banks were GBP71.2bn at 30th June 2004 (31st December 2003: GBP56.5bn; 30th June 2003: GBP57.1bn). Placings with banks include reverse repos of GBP59.5bn (31st December 2003:
GBP50.4bn; 30th June 2003: GBP43.3bn). The majority of the placings have a residual maturity of less than one year.





2. Loans and advances to customers
                                   30.06.04   31.12.03   30.06.03
Banking business - United Kingdom:     GBPm       GBPm       GBPm
Financial institutions                8,681      7,721      7,612
Agriculture, forestry and fishing     1,932      1,766      1,860
Manufacturing                         6,219      5,967      6,860
Construction                          2,007      1,883      1,961
Property                              7,214      6,341      6,515
Energy and water                      1,128      1,286      1,064
Wholesale and retail distribution
and leisure                           9,339      8,886      8,147
Transport                             2,324      2,579      2,878
Postal and communication                503        476        373
Business and other services          12,009     12,030     11,713
Home loans1                          63,114     61,905     60,715
Other personal                       22,202     21,905     21,151
Overseas customers                    6,377      5,477      6,367
Finance lease receivables             5,447      5,587      4,204
Total United Kingdom                148,496    143,809    141,420

Business Banking - Overseas:
Other European Union                 18,432     19,027     15,255
United States                         5,435      3,573      4,764
Rest of the World                     4,791      4,510      6,540
                                     28,658     27,110     26,559

Total banking loans and advances
to customers                        177,154    170,919    167,979
Less provisions                      (2,929)    (3,012)    (2,992)
Less interest in suspense               (45)       (49)       (75)
                                    174,180    167,858    164,912
Trading business                     72,893     58,961     59,447
Total loans and advances to
customers                           247,073    226,819    224,359

1 Excludes commercial property mortgages

Of the total loans and advances to customers, reverse repos were GBP55.3bn (31st December 2003: GBP50.0bn; 30th June 2003: GBP39.8bn)

The geographic presentation above is based on the office recording the transaction.

The UK industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates even though the parent's predominant business may be in a different industry.

The above numbers include securitised loans of GBP2,995m which meet the criteria for linked presentation (31st December 2003: GBP81m; 30th June 2003: GBP83m), stated net of non-recourse finance of GBP2,954m (31st December 2003: GBP80m; 30th June 2003: GBP82m).




3. Provision balances for bad and doubtful debts

                                                Half-year ended
Movements in provisions for bad and   30.06.04     31.12.03     30.06.03
doubtful debts
                                          GBPm         GBPm         GBPm
Provisions at beginning of period        3,028        3,013        2,998
Acquisitions and disposals                   -           48           14
Exchange and other adjustments             (25)         (20)           2
Amounts written off (see below)           (771)        (759)        (715)
Recoveries (see below)                     115           51           62
Provisions charged against profit
(see below)                                589          695          652
Provisions balance at end of period      2,936        3,028        3,013

Amounts written off

United Kingdom                            (705)        (615)        (560)
Other European Union                       (26)         (39)         (15)
United States                              (36)         (82)        (133)
Rest of the World                           (4)         (23)          (7)
Total amounts written off                 (771)        (759)        (715)

Recoveries

United Kingdom                              97           44           51
Other European Union                         9            2            5
United States                                7            4            6
Rest of the World                            2            1            -
Total recoveries                           115           51           62

Provisions charged against profit

New and increased specific provisions
United Kingdom                             745          751          622
Other European Union                        44           27           30
United States                               28           47           71
Rest of the World                           19           32           48
                                           836          857          771
Releases of specific provisions
United Kingdom                             (28)         (96)         (55)
Other European Union                       (10)          (7)          (6)
United States                               (9)         (20)          (4)
Rest of the World                           (9)          (2)          (5)
                                           (56)        (125)         (70)

Recoveries                                (115)         (51)         (62)

Net specific provisions charge             665          681          639
General provision (release) / charge       (76)          14           13
Net charge to profit                       589          695          652







Total provisions for bad and doubtful debts at end of period comprise:

                                    30.06.04  31.12.03   30.06.03
Specific provisions                     GBPm      GBPm       GBPm
United Kingdom                         1,865     1,856      1,812
Other European Union                     101        97         99
United States                            101       121        187
Rest of the World                        156       159        163
Total specific provisions              2,223     2,233      2,261
General provisions                       713       795        752
                                       2,936     3,028      3,013

The geographic analysis of provisions shown above is based on the location of the office recording the transaction. These provisions balances (and interest in suspense - see note 2) provide coverage of the non-performing loans and potential credit risk loans as shown in note 4 below.



4. Potential credit risk loans

The following table presents an analysis of potential credit risk loans (non-performing and potential problem loans). The geographical presentation is based on the location of the office recording the transaction, and the amounts are stated before deduction of the value of security held, specific provisions carried or interest suspended.

Potential credit risk loans           30.06.04   31.12.03   30.06.03
Summary                                   GBPm       GBPm       GBPm
Non-accrual loans:                       2,235      2,261      2,455
Accruing where interest is being           432        629        542
suspended with or without provisions
Other accruing loans against which
provisions have been made                  911        821        768

                                         3,578      3,711      3,765
Accruing loans 90 days overdue,
against which no provisions have been
made                                       569        590        785
Reduced rate loans                          10          4          8
Total non-performing loans               4,157      4,305      4,558
Potential problem loans                    824      1,327      1,171
Total potential credit risk loans        4,981      5,632      5,729

Non-performing loans declined to GBP4,157m (31st December 2003: GBP4,305m). The potential problem loan balance fell to GBP824m (31st December 2003: GBP1,327m) reflecting regradings, settlements, write-offs and a reduction in emergence of new potential problem loans.

Geographical split:                   30.06.04   31.12.03   30.06.03
Non-accrual loans                         GBPm       GBPm       GBPm
United Kingdom                           1,634      1,572      1,628
Other European Union                       135        143        126
United States                              315        383        570
Rest of the World                          151        163        131
Total                                    2,235      2,261      2,455

Accruing loans where interest is
being suspended with or without
provisions:
United Kingdom                             341        559        435
Other European Union                        48         29         23
United States                                -          -          -
Rest of the World                           43         41         84
Total                                      432        629        542

Other accruing loans against which
provisions
have been made:
United Kingdom                             858        760        713
Other European Union                        26         35         40
United States                                -          -          -
Rest of the World                           27         26         15
Total                                      911        821        768



                                      30.06.04   31.12.03   30.06.03
Accruing loans 90 days overdue,
against which no provisions have
been made:
United Kingdom                             542        566        757
Other European Union                        27         24         28
United States                                -          -          -
Rest of the World                            -          -          -
Total                                      569        590        785

Reduced rate loans:
United Kingdom                              10          4          6
Other European Union                         -          -          -
United States                                -          -          -
Rest of the World                            -          -          2
Total                                       10          4          8

Total non-performing loans:
United Kingdom                           3,385      3,461      3,539
Other European Union                       236        231        217
United States                              315        383        570
Rest of the World                          221        230        232
Total                                    4,157      4,305      4,558

Potential problem loans:
United Kingdom                             554        989        878
Other European Union                         -         23         25
United States                              191        259        202
Rest of the World                           79         56         66
Total                                      824      1,327      1,171

Total potential credit risk loans:
United Kingdom                           3,939      4,450      4,417
Other European Union                       236        254        242
United States                              506        642        772
Rest of the World                          300        286        298
Total                                    4,981      5,632      5,729

Provision coverage of non-performing
loans:                                       %          %          %
United Kingdom                            74.0       74.2       71.1
Other European Union                      71.6       71.4       59.0
United States                             37.8       39.2       43.2
Rest of the World                         85.5       83.9       85.3
Total                                     71.7       71.5       67.7

Provision coverage of total potential        %          %          %
credit risk loans:
United Kingdom                            63.6       57.7       57.0
Other European Union                      71.6       65.0       52.9
United States                             23.5       23.4       31.9
Rest of the World                         63.0       67.5       66.4
Total                                     59.8       54.6       53.9



The geographical coverage ratios include an allocation of general provisions.

The coverage of non-performing loans by the Group's stock of provisions and interest in suspense remained broadly stable at 71.7% (31st December 2003:
71.5%). The coverage of total potential credit risk loans was higher at 59.8% (31st December 2003: 54.6%).

5. Other assets
                                    30.06.04   31.12.03   30.06.03
                                        GBPm       GBPm       GBPm
Balances arising from off-balance
sheet financial instruments
(see note 10)                         14,000     15,812     16,039
Shareholders' interest in long term
assurance fund                           436        478        799
London Metal Exchange warrants and     1,443      1,290        794
other metals trading positions
Sundry debtors                         1,786      2,156      2,223
Prepayments and accrued income         4,575      3,921      3,411
                                      22,240     23,657     23,266

6. Other liabilities
                                    30.06.04   31.12.03   30.06.03
                                        GBPm       GBPm       GBPm
Obligations under finance leases         352        110        129
payable
Balances arising from off-balance
sheet financial instruments (See
note 10)                              12,829     14,797     12,900
Short positions in securities         57,438     49,934     44,337
Current tax                              680        497        731
Sundry creditors                       3,643      4,159      4,941
Accruals and deferred income           5,212      4,983      4,476
Provisions for liabilities and
charges                                1,058      1,015        899
Dividend                                 529        879        456
                                      81,741     76,374     68,869

7. Loans and advances to borrowers in currencies other than the local currency of the borrower

At 30th June 2004, the countries where these outstandings exceeded 1% of total Group assets were the United States and Germany. In this context, assets comprise total assets as presented in the consolidated balance sheet and include acceptances.

Loans and advances to borrowers in currencies other than the local currency of the borrower for countries where borrowing exceeds 1% of total Group assets

                                    As % of    Total
                                     assets     GBPm
At 30th June 2004
United States                           2.5   12,337
Germany                                 1.1    5,286

At 31st December 2003
United States                           2.7   12,110
Germany                                 1.2    5,127

As at 30th June 2004, only France had such outstandings between 0.75% and 1% of total Group assets, which amounted to GBP4,581m (31st December 2003: GBP3,570m).

8. Legal proceedings

Proceedings have been brought in the United States against a number of defendants including Barclays following the collapse of Enron. In each case the claims are against groups of defendants and it is not possible to estimate Barclays possible loss, if any, in relation to them. Barclays considers that the claims against it are without merit and is defending them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business.

Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position or profitability of the Group.

9. Contingent liabilities and commitments

                                      30.06.04  31.12.03  30.06.03
Contingent liabilities                    GBPm      GBPm      GBPm
Acceptances and endorsements               530       671     2,259
Guarantees and assets pledged as
collateral security                     26,334    24,596    22,655
Other contingent liabilities             7,800     8,427     7,964
                                        34,664    33,694    32,878
Commitments
Standby facilities, credit lines and
other commitments                      119,887   114,847   106,472


10. Derivatives

The tables set out below analyse the contract or underlying principal amounts of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures.

Foreign exchange derivatives         30.06.04   31.12.03   30.06.03
Contract or underlying principal         GBPm       GBPm       GBPm
amount
Forward foreign exchange              415,997    310,319    336,079
Currency swaps                        239,440    207,364    175,115
Other exchange rate related
contracts                             145,238    167,643    130,864

                                      800,675    685,326    642,058
Interest rate derivatives
Contract or underlying principal
amount
Interest rate swaps                 3,676,218  2,944,310  2,471,207
Forward rate agreements               588,977    381,511    245,529
OTC options bought and sold         1,095,615    842,631    707,160
Other interest rate related
contracts                           2,408,350  2,051,161  1,341,117

                                    7,769,160  6,219,613  4,765,013

Credit derivatives                     82,835     47,450     29,621

Equity, stock index and commodity
derivatives
Contract or underlying principal
amount                                196,964    171,939    151,054

Other exchange rate related contracts are primarily over the counter (OTC) options. Other interest rate related contracts are primarily exchange traded options, futures and swaps.

The increased nominal amounts reflect the expansion of the Barclays Capital business and the continued growth in customer usage of electronic dealing systems.

Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits. The tables below summarise the positive and negative fair values of such derivatives, including an adjustment for netting where the Group has the ability to insist on net settlement which is assured beyond doubt, based on a legal right that would survive the insolvency of the counterparty.


                                     30.06.04   31.12.03   30.06.03
                                         GBPm       GBPm       GBPm
Positive fair values
Foreign exchange derivatives           11,332     17,129     12,071
Interest rate derivatives              45,563     51,776     73,905
Credit derivatives                        750        798        828
Equity, stock index and commodity
derivatives                             7,021      4,721      3,716
Effect of netting                     (47,390)   (55,030)   (70,106)
Cash collateral meeting offset
criteria                               (3,276)    (3,582)    (4,375)

                                       14,000     15,812     16,039

Negative fair values
Foreign exchange derivatives           11,233     18,393     12,335
Interest rate derivatives              43,944     49,735     70,990
Credit derivatives                        488        584        476
Equity, stock index and commodity
derivatives                             7,928      5,733      4,215
Effect of netting                     (47,390)   (55,030)   (70,106)
Cash collateral meeting offset
criteria                               (3,374)    (4,618)    (5,010)

                                       12,829     14,797     12,900


11. Market risk

Market Risk is the risk that the Group's earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates including credit spreads, foreign exchange rates, equity prices, and commodity prices.

Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased in the first half of 2004 compared to 2003. This was due mainly to interest rate opportunities taken and an increase in credit spread risk. The latter increase was primarily a result of growing client business in corporate bonds and credit derivatives. Market risk exposure decreased towards the end of the first half 2004. Total DVaR as at 30th June 2004 was GBP26.0m (31st December 2003: GBP37.2m; 30th June 2003: GBP24.6m).

Analysis of Barclays Capital's market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:

                                           Half-year ended
                                               30.06.04
                                 Average         High1         Low1
                                    GBPm         GBPm         GBPm
Interest rate risk                  30.5         53.6         19.0
Credit spread risk                  25.0         32.9         16.0
Foreign exchange risk                1.8          3.0          0.9
Equities risk                        4.1          7.9          2.2
Commodities risk                     3.7          7.8          2.2
Diversification effect             (27.0)
Total DVaR                          38.1         46.8         25.7

                                           Half-year ended
                                               31.12.03
                                 Average         High1         Low1
                                    GBPm         GBPm         GBPm
Interest rate risk                  21.3         34.1         13.6
Credit spread risk                  20.6         29.2         14.8
Foreign exchange risk                1.8          3.1          1.0
Equities risk                        2.7          4.9          1.5
Commodities risk                     4.2          7.0          2.2
Diversification effect             (21.8)
Total DVaR                          28.8         38.6         20.5

                                           Half-year ended
                                               30.06.03
                                 Average         High1         Low1
                                    GBPm         GBPm         GBPm
Interest rate risk                  20.7         27.7         13.7
Credit spread risk                  11.7         16.0          8.9
Foreign exchange risk                2.9          5.0          1.3
Equities risk                        2.5          3.8          1.7
Commodities risk                     4.6          6.2          2.2
Diversification effect             (19.4)
Total DVaR                          23.0         29.5         17.6

1 The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.


                      CONSOLIDATED STATEMENT OF CHANGES IN
                        SHAREHOLDERS' FUNDS (UNAUDITED)

                                                  Half year ended
                                        30.06.04     31.12.03     30.06.03
Share capital1                              GBPm         GBPm         GBPm
At beginning of period                     1,642        1,638        1,645
Shares issued                                  2            8            1
Repurchase of shares                         (31)          (4)          (8)
At end of period                           1,613        1,642        1,638

Share premium account
At beginning of period                     5,417        5,292        5,277
Premium arising on shares issued              20          125           15
At end of period                           5,437        5,417        5,292

Revaluation reserve
At beginning of period                        24           22           24
Other                                          -            2           (2)
At end of period                              24           24           22

Capital redemption reserve
At beginning of period                       274          270          262
Repurchase of ordinary shares                 31            4            8
                                             305          274          270

Other capital reserve
At beginning and end of period               617          617          617

Profit retained
At beginning of period                     8,400        8,118        7,321
Profit retained                            1,188          478          926
Exchange rate translation differences        (43)         (67)          36
Repurchase of ordinary shares                (31)          (4)          (8)
Premium and legal costs on
repurchase of ordinary shares               (574)         (81)        (111)
Shares issued to Quest in relation to
share option schemes for staff                 -          (36)           -
Increase in Treasury shares                  (22)          (4)         (48)
Other items                                   20           (4)           2
At end of period                           8,938        8,400        8,118
Total reserves                            15,321       14,732       14,319
Total shareholders' funds                 16,934       16,374       15,957

1 Share capital comprises 6,447m (31st December 2003: 6,563m; 30th June 2003:
6,549m) ordinary shares of 25p each and 1m (31st December 2003:1m; 30th June 2003:1m) staff shares of GBP1 each.



           STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)

Half-year ended
                                          30.06.04  31.12.03  30.06.03
                                              GBPm      GBPm      GBPm
Profit attributable to the members of
Barclays PLC                                 1,716     1,361     1,383
Exchange rate translation differences          (39)      (38)      34
Gain / (loss) arising from transactions
with third parties                              20        (4)       -
Joint ventures and associated
undertakings                                   (10)      (40)      18
Other items                                      6        13      (16)
Total gains and losses recognised in the
period                                       1,693     1,292    1,419





              SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

                                                Half-year ended
                                      30.06.04     31.12.03     30.06.03
                                          GBPm         GBPm         GBPm
Net cash inflow/(outflow) from
operating activities                     4,299       (3,690)       1,400
Dividends received from joint
ventures and associated undertakings         5            6            1
Net cash outflow from returns on
investment and servicing of finance       (301)        (326)        (294)
Tax paid                                  (319)        (532)        (378)
Net cash (outflow)/inflow from
capital expenditure and financial
investment                              (4,307)         661          771
Net cash inflow/(outflow) from
acquisitions and disposals                  18         (913)         (17)
Equity dividend paid                      (878)        (462)        (787)
Net cash (outflow)/inflow before
financing                               (1,483)      (5,256)         696
Net cash inflow from financing           2,877        3,297          891
Increase/(decrease)in cash               1,394       (1,959)       1,587






           AVERAGE BALANCE SHEET AND NET INTEREST INCOME (UNAUDITED)

                                                Half-year ended
                             30.06.04  30.06.04 30.06.04 30.06.03  30.06.03 30.06.03
                              Average            Average  Average            Average
                              Balance  Interest     Rate  Balance  Interest     Rate
Assets                           GBPm      GBPm        %     GBPm      GBPm        %
Treasury bills and other
eligible bills:
In offices in the UK            1,638        31      3.8    4,772        65      2.7
In offices outside the UK       1,941        30      3.1    1,152        31      5.4
Loans and advances to banks:
In offices in the UK           16,819       299      3.6   11,715       281      4.8
In offices outside the UK       4,290        51      2.4    4,871        61      2.5
Loans and advances to
customers:
In offices in the UK          140,509     4,146      5.9  133,980     3,886      5.8
In offices outside the UK      27,291       574      4.2   25,463       544      4.3
Lease receivables:
In offices in the UK            5,586       120      4.3    4,167        96      4.6
In offices outside the UK         363        10      5.5      263         9      6.8
Debt securities:
In offices in the UK           54,726     1,052      3.8   53,078     1,009      3.8
In offices outside the UK       8,147       150      3.7    4,207       111      5.3
Average assets of banking
business                      261,310     6,463      4.9  243,668     6,093      5.0
Average assets of trading
business                      284,584     2,779      2.0  189,544     2,518      2.7
Total average interest
earning assets                545,894     9,242      3.4  433,212     8,611      4.0
Provisions                     (2,820)                    (2,800)
Non-interest earning assets    65,395                     55,735
Total average assets and
Interest income               608,469     9,242      3.0 486,147      8,611      3.5
Percentage of total average
assets in offices outside
the UK                          28.2%                      27.1%
Average interest earning
assets and net interest income:
Banking business              261,310     3,341      2.6 243,668      3,237      2.7
Trading business              284,584       (78)    (0.1)189,544        141      0.1
Discount rate adjustment on
provisions                          -         -        -       -         (1)       -
Total average interest
earning assets and net
interest income               545,894     3,263      1.2 433,212      3,377      1.6
Total average interest
earning assets related to:
Interest income                           9,242      3.4              8,611      4.0
Interest expense                         (5,979)    (2.2)            (5,233)    (2.4)
Discount rate adjustment on
provisions                                    -        -                 (1)       -
                                          3,263      1.2              3,377      1.6

1 Loans and advances to customers and banks include all doubtful lendings, including non-accrual lendings. Interest receivable on such lendings has been included to the extent to which either cash payments have been received or interest has been accrued in accordance with the income recognition policy of the Group.
2 Average balances are based upon daily averages for most UK banking operations and monthly averages elsewhere.
3 The average balance sheet does not include the retail life-fund assets attributable to policyholders nor the related liabilities.




                                                Half-year ended
                             30.06.04 30.06.04 30.06.04 30.06.03 30.06.03 30.06.03
                             Average           Average     Average           Average
                             Balance  Interest    Rate     Balance  Interest    Rate
Liabilities and                 GBPm      GBPm       %        GBPm     GBPm        %
shareholders' funds
Deposits by banks:
In offices in the UK          41,689       506     2.4      40,867      486      2.4
In offices outside the UK     16,039       124     1.5       8,028       95      2.4
Customer accounts - demand
accounts:
In offices in the UK          20,438       117     1.1      17,517       93      1.1
In offices outside the UK      3,220        16     1.0       2,055       14      1.4
Customer accounts - savings
accounts:
In offices in the UK          47,309       580     2.5      44,849      508      2.3
In offices outside the UK      1,105        10     1.8         767       13      3.4
Customer accounts -
Other time deposits -
retail:
In offices in the UK          34,018       587     3.5      33,271      568      3.4
In offices outside the UK      5,205        59     2.3       3,617       51      2.8
Customer accounts -
Other time deposits -
wholesale:
In offices in the UK          62,456     1,039     3.3      55,263      830      3.0
In offices outside the UK     12,735       150     2.4       8,412      134      3.2
Debt securities in issue:
In offices in the UK          32,161       496     3.1      33,067      489      3.0
In offices outside the UK     12,949       128     2.0      12,650      124      2.0
Dated and undated loan
capital and other
subordinated liabilities
Principally in offices in     12,557       341     5.4      12,159      345      5.7
the UK
Internal funding of trading
business                     (69,243)   (1,031)    3.0     (55,815)    (894)     3.2
Average liabilities of
banking business             232,638     3,122     2.7     216,707    2,856      2.6
Average liabilities of
trading business             291,859     2,857     2.0     190,567    2,377      2.5
Total average interest
bearing liabilities          524,497     5,979     2.3     407,274    5,233      2.6
Interest free customer
deposits:
In offices in the UK          15,441                        12,807
In offices outside the UK      1,278                         1,170
Other non-interest bearing
liabilities                   50,271                        49,020
Minority interests and
shareholders' funds           16,982                        15,876
Total average liabilities,
shareholders' funds and
interest expense             608,469     5,979     2.0     486,147    5,233      2.2
Percentage of total average
non-capital liabilities in
offices outside the UK         25.5%                         24.0%




                               OTHER INFORMATION

              RECONCILIATION OF PROFIT BEFORE TAX AND TOTAL ASSETS

The presentation in this document of the results of individual businesses excludes goodwill amortisation and exceptional items. Barclays management believes that this non-GAAP measure provides valuable information to readers of its financial statements, because it enables the reader to focus more directly on the day-to-day performance of its businesses. The tables below reconcile certain of the non GAAP numbers in the presentation of the results of the businesses to the relevant UK GAAP numbers.

PROFIT BEFORE TAX BY BUSINESS                       Half-year ended
                                                       30.06.04
                                       Excluding     Goodwill and     Profit
                                    goodwill and      Exceptional     before
                                     exceptional            Items        tax
                                           items
                                            GBPm             GBPm       GBPm
UK Banking                                 1,217              (45)     1,172
UK Retail Banking                            588              (37)       551
UK Business Banking                          629               (8)       621
Private Clients and International            196              (35)       161
Private Clients - ongoing business            81              (31)        50
- closed life assurance activities           (29)               -        (29)
International                                144               (4)       140
Barclaycard                                  428              (21)       407
Barclays Capital                             599                -        599
Barclays Global Investors                    157               (7)       150
Head office functions and other
operations                                   (80)               2        (78)
Exceptional items                             45              (45)         -
Goodwill relating to associated
undertakings                                  (3)               3          -
Goodwill amortisation                       (148)             148          -
Profit before tax                          2,411                -      2,411


                               Half-year ended                    Half-year ended
                                   31.12.03                           30.06.03
                        Excluding                          Excluding
                         goodwill    Goodwill               goodwill      Goodwill
                              and         and   Profit           and           and     Profit
                      exceptional exceptional   before   exceptional   exceptional     before
                            items       items      tax         items         items        tax
                             GBPm        GBPm     GBPm          GBPm          GBPm       GBPm
UK Banking                  1,137         (97)   1,040         1,149           (86)     1,063
UK Retail Banking             569         (89)     480           582           (79)       503
UK Business Banking           568          (8)     560           567            (7)       560
Private Clients and
International                 151         (24)     127           129           (18)       111
Private Clients -
ongoing business               40         (21)      19            58           (15)        43
- closed life                 (32)          -      (32)          (48)            -        (48)
International                 143          (3)     140           119            (3)       116
Barclaycard                   374         (21)     353           387           (17)       370
Barclays Capital              398           -      398           438             -        438
Barclays Global
Investors                     100          (7)      93            91            (6)        85
Head office functions        (139)         10     (129)         (102)           (2)      (104)
and other operations
Exceptional items               5          (5)       -            (1)            1          -
Goodwill relating to
associated
undertakings                   (4)          4        -            (3)            3          -
Goodwill amortisation        (140)        140        -          (125)          125          -
Profit before tax           1,882           -    1,882         1,963             -      1,963








TOTAL ASSETS BY BUSINESS

                                                           30.06.04
                                             Excluding                    Total
                                              goodwill      Goodwill     assets
                                                  GBPm          GBPm       GBPm
UK Banking                                     114,683         2,706    117,389
UK Retail Banking                               67,502         2,665     70,167
UK Business Banking                             47,181            41     47,222
Private Clients and International               27,794         1,116     28,910
Private Clients - ongoing business               4,426         1,089      5,515
- closed life assurance activities                 480             -        480
International                                   22,888            27     22,915
Barclaycard                                     20,689           271     20,960
Barclays Capital                               317,027             -    317,027
Barclays Global Investors                          706           165        871
Head office functions and other operations       4,921             5      4,926
Goodwill                                         4,263        (4,263)         -
Retail life-fund assets                          7,911             -      7,911
Total assets                                   497,994             -    497,994


                                   31.12.03                       30.06.03
                        Excluding            Total     Excluding              Total
                         goodwill  Goodwill   assets    goodwill    Goodwill   assets
                             GBPm      GBPm     GBPm        GBPm        GBPm     GBPm
UK Banking                110,995     2,793  113,788     109,529       2,876  112,405
UK Retail Banking          67,001        49   67,050      66,415          53   66,468
UK Business Banking        43,994     2,744   46,738      43,114       2,823   45,937
Private Clients and
International              26,492     1,155   27,647      21,170         526   21,696
Private Clients -
ongoing business            3,867     1,144    5,011       4,072         513    4,585
- closed life                 528         -      528         872           -      872
International              22,097        11   22,108      16,226          13   16,239
Barclaycard                20,348       291   20,639      19,054         307   19,361
Barclays Capital          268,702         -  268,702     279,963           -  279,963
Barclays Global
Investors                     533       162      695         607         153      760
Head office functions
and other operations        3,709         5    3,714       4,792           5    4,797
Goodwill                    4,406    (4,406)       -       3,867      (3,867)       -
Retail life-fund assets     8,077         -    8,077       7,642           -    7,642
Total assets              443,262         -  443,262     446,624           -  446,624



Registered office
54 Lombard Street, London, EC3P 3AH, England, United Kingdom. Tel: 020 7699 5000. Company number: 48839.

Website
www.barclays.com

Registrar
The Registrar to Barclays PLC, The Causeway, Worthing BN99 6DA.
Tel: 0870 609 4535.

Listing
The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-610-312-5315, whose domestic telephone number is +1-888-269-2377 and whose address is 22nd Floor, 101 Barclay Street, New York, NY 10286.

Filings with the SEC
Statutory accounts for the year ended 31st December 2003, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission
(SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166 or from the Head of Investor Relations at Barclays registered office address. Copies of the Form 20-F are also available from the Barclays Investor Relations' website (details below) and from the SEC's website (www.sec.gov).

Results timetable

Interim 2004 Ex Dividend Date                18th August 2004
Interim 2004 Dividend Record Date            20th August 2004
Interim 2004 Dividend Payment Date           1st October 2004
2004 Preliminary Results                     10th February 2005

For further information please contact:

Investor Relations                                     Media Relations
James S Johnson/Cathy Turner                           Chris Tucker/Leigh Bruce
+44 (0) 20 7699 4525/+44 (0) 20 7699 3638              +44 (0) 20 7699 3161/2658

More information on Barclays, including the 2004 Interim results, can be found on our website at the following address:www.investorrelations.barclays.co.uk.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 05, 2004                           By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 05, 2004                           By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support